Exhibit 2.1

EXECUTION COPY

In reliance on Item 6.01(b)(2) of Regulation S-K, the following schedules have been omitted from this filing: Appendix A to Schedule II (Debt Agreements and Guarantees) Appendix A to Schedule IIII (Details of the Group Companies); Appendix B to Schedule III (Changes Since 31 March 2006); Appendix C to Schedule III (Intellectual Property Not Owned or Licensed; Intellectual Property Disputes); Appendix D to Schedule III (Missing Permits); Appendix E to Schedule III (Environmental Issues); Appendix F (Litigation); Appendix G to Schedule III (Personal Injury Claims); Appendix H to Schedule III (Pensions); Appendix I to Schedule III (Third Party Rights); Appendix J to Schedule III (Effect Of Sale); Schedule VII (Dutch Tax Ruling); Schedule IX (Net Asset Value as at March 31, 2006); Schedule X (Accounts); Appendix A to Schedule XI (Tax Warranties); Schedule XII (Steps for Transfer of Sheet Business); Schedule XIII (Accounting Policies); Schedule XIV (Due Diligence Investigation); Schedule XV (Excepted Actions Under Clause 5 of the Agreement); Schedule XVI (Key Employees); Schedule XVII (Purchase Price Allocation); Schedule XVIII (Confidentiality Agreement); Schedule XX (Territory For Non-Compete); Schedule XXI (Equity Commitment Letter and Facility Agreement); Schedule XXII (Seller’s Trademarks); Schedule XXIII (Seller’s Warranty Bringdown Certificate); Schedule XXV (Specific Indemnities); and Schedule XXVI (Data Room Index). The Company agrees to furnish supplementally a copy of such schedules to the Commission upon request.

PURCHASE AND SALE AGREEMENT

DATED July 6, 2006

by and between

UNIVERSAL CORPORATION, as Guarantor

DELI UNIVERSAL, INC., as Seller

NVDU ACQUISITION B.V., as Purchaser of the NVDU Shares

and

N.V. DELI UNIVERSAL, as Purchaser of the RRC Shares, ICC Shares, DMH Shares and the

Assets and Assumed Liabilities

8.	PURCHASE PRICE ALLOCATION.		16

9.	POST-COMPLETION OBLIGATIONS		16

	9.1.	Guarantor’s and Seller’s Trade Marks	16

	9.2.	Insurance	17

	9.3.	[Reserved]	18

	9.4.	Tax Methods	18

	9.5.	Retention of information	18

	9.6.	Accounting Period	18

	9.7.	Seller No Sue Undertaking	18

	9.8.	Purchaser No Sue Undertaking	19

	9.9.	Ancillary Restraints	19

	9.11.	Transitional Services	20

	9.12.	Wrong Pockets	20

10.	TAX MATTERS.		22

11.	REPRESENTATIONS AND WARRANTIES		22

	11.1	Seller’s Representations and Warranties	22

	11.2.	Disclosures and investigation into the Companies	22

	11.3.	Purchaser’s warranties	23

12.	INDEMNIFICATION		23

	12.1.	Liability for breaches of the Agreement	23

	12.2.	Time limitation for Claims	24

	12.3.	Minimum Claims	24

	12.4.	Maximum liability	25

	12.5.	Acts or omissions of the Purchaser	25

	12.6.	Mitigation	25

	12.7.	Prior receipt	25

(ii)

	12.8.	Insurance	26

	12.9.	Provisions for liabilities	26

	12.10.	Tax benefits	26

	12.11.	No cumulation	27

	12.12.	Changes in Law and practice	27

	12.13.	Other Indemnities	27

13.	CONDUCT OF CLAIMS		28

	13.1.	Notification of a Claim	28

	13.2.	Time limit	28

	13.3.	Provision of information	28

	13.4.	Third Party Claims	29

14.	CONFIDENTIALITY AND ANNOUNCEMENTS		30

	14.1.	Confidentiality	30

	14.2.	Announcements	31

15.	EFFECT OF TERMINATION		32

16.	GENERAL PROVISIONS		32

	16.1.	Further assurance	32

	16.2.	Notices	32

	16.3.	Expenses	33

	16.4.	Entire agreement	33

	16.5.	Amendment	34

	16.6.	Assignment	34

	16.7.	Partial invalidity	34

	16.8.	Notary	34

	16.9.	Rescission after Completion	34

	16.10.	No waiver	34

(iii)

	16.11.	Payments	34

	16.12.	Other agreements	35

	16.13.	Counterparts	35

	16.14.	Governing Law	35

	16.15.	Jurisdiction	35

	16.16.	Fraud	35

17.	GUARANTEE		36

(iv)

THIS Agreement is made on July 6, 2006

BETWEEN:	UNIVERSAL CORPORATION, as Guarantor

DELI UNIVERSAL, INC., as Seller

NVDU ACQUISITION B.V., as Purchaser of the NVDU Shares (the “Purchaser”)

and

N.V. DELI UNIVERSAL, as Purchaser of the RRC Shares, ICC Shares, DMH Shares and the Assets and Assumed Liabilities

The parties to this Agreement are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

RECITALS:

(1)	N.V. Deli Universal is a public company with limited liability incorporated under the laws of the Netherlands, with its corporate seat in Rotterdam, the Netherlands, registered with the trade register of the Chamber of Commerce with number 24117563 (“N.V. Deli Universal”).

(2)	Deli Mij Holdings Limited is a private company with limited liability incorporated under the laws of the United Kingdom (“Deli Mij”).

(3)	Red River Commodities, Inc. is a North Dakota corporation (“Red River”).

(4)	Imperial Commodities Corporation is a California corporation (“ICC” and together, with N.V. Deli Universal, Deli Mij, Red River, the “Companies” and each a “Company”).

(5)	The companies listed in Appendix A (Subsidiaries and Participations) to Schedule III (Seller’s Warranties) are all the direct and indirect subsidiaries and participations of the Companies, except for the Excluded Subsidiaries.

(6)	The Seller owns full legal and beneficial title to the entire issued and outstanding share capital of each of the Companies (the “Shares”) as well as to the Assets and the Assumed Liabilities (except that one of the DMH Shares is held by the Guarantor’s wholly-owned and controlled direct or indirect subsidiary Southern States Tobacco LLC).

(7)	On 27 September, 2005, the Seller and the Purchaser entered into a preliminary summary of indicative terms relating to the transactions now set out in this Agreement.

(8)	The Purchaser has conducted the due diligence investigation into the Companies with the assistance of professional legal, accountancy, financial, and tax advisors set forth on Schedule XIV (the “Due Diligence Investigation”).

(9)	The Purchaser has completed the Due Diligence Investigation prior to the execution of this Agreement and the Due Diligence Investigation has in form, scope and substance been as agreed between the Parties based on the terms of this Agreement, including the Seller’s Warranties.

(10)	The Seller desires to sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser desires to purchase and acquire from the Seller, all of the Seller’s rights, title and interest in, to and under the NVDU Shares and the Seller desires to sell, convey, assign, transfer and deliver to N.V. Deli Universal, all of Seller’s (and in the case of the one DMH share held by Southern States Tobacco LLC, Southern States Tobacco LLC’s) rights, title and interest in, to and under the RRC Shares, the ICC Shares, the DMH Shares, the Assets and the Assumed Liabilities, in each case on the terms and conditions of this Agreement.

(11)	It is the intention of the Purchaser, the Guarantor and the Seller that the transfer of beneficial ownership and risk of loss with respect to the Shares occurs in the United States.

(12)	Prior to the execution of this Agreement the Parties have duly complied with the requirements of the Works Councils Act (Wet op de ondernemingsraden), and the Merger Code 2000 (SER-besluit Fusiegedragsregels 2000).

IT IS AGREED as follows:

1.	INTERPRETATION

1.1.	In this Agreement the definitions in Schedule I (Definitions) are used.

1.2.	In this Agreement, unless the context dictates otherwise:

1.2.1.	the masculine gender shall include the feminine and the neuter and vice versa;

1.2.2.	references to a person shall include a reference to any individual, company, association, partnership or joint venture;

1.2.3.	a reference to a person includes a reference to that person’s legal personal representatives, successors, permitted transferees and/or assigns and permitted nominees;

1.2.4.	references to the “awareness” of the Seller or “to the best of Seller’s knowledge” or any similar statement, shall mean the actual knowledge of Allen King, Hartwell Roper, Bill Coronado, Preston Wigner and George Freeman in each case after due inquiry (including due inquiry addressed to the Key Employees); provided, however, with respect to any representations or warranties made or deemed to be made after the date hereof (including pursuant to any certificates of the Seller or any of its affiliates) such terms shall not include the actual knowledge of any person who is no longer employed by the Seller or any of its affiliates;

1.2.5.	references to the “awareness” or “knowledge” of the Purchaser, shall mean the actual knowledge of the Purchaser as a result of the agreed scope of the Due Diligence Investigation;

1.2.6.	references to “include” and “including” shall be treated as references to “include without limitation” or “including without limitation”;

1.2.7.	references to documents in “agreed form” shall be to documents agreed between the Parties, annexed to this Agreement and initialed for identification by the Parties;

1.2.8.	references to this Agreement shall include the schedules and annexes hereto;

1.2.9.	the headings are for identification only and shall not affect the interpretation of this Agreement;

1.2.10.	A reference to a Party using its “reasonable endeavours” means using all commercially reasonable efforts of such Party, including if applicable exercising or refraining from exercising any voting rights that such Party possesses.

2.	SALE AND PURCHASE

2.1.	Subject to and upon the terms and conditions of this Agreement, the Seller as legal and beneficial owner hereby sells and the Purchaser hereby purchases, and at Completion the Seller shall transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall acquire from the Seller, all of the Seller’s legal and beneficial ownership, right, title and interest in and to all of the NVDU Shares, free of any Third Party Right.

2.2.	Subject to and upon the terms and conditions of this Agreement, the Seller as legal and beneficial owner hereby sells and N.V. Deli Universal hereby purchases, and at Completion the Seller shall transfer, convey, assign and deliver to N.V. Deli Universal, and N.V. Deli Universal shall acquire from the Seller, all of the Seller’s legal and beneficial ownership, right, title and interest in and to all of the RRC Shares, the ICC Shares, the DMH Shares and the Assets, free of any Third Party Right, and shall assume the Assumed Liabilities. In the case of the one DMH Share held by the Guarantor’s wholly-owned and controlled direct or indirect subsidiary Southern States Tobacco LLC, the Seller shall procure that Southern States Tobacco LLC as legal and beneficial owner shall sell to N.V. Deli Universal (which shall purchase), and at Completion Southern States Tobacco LLC shall transfer, convey, assign and deliver to N.V. Deli Universal (which shall acquire from Southern States Tobacco LLC), all of Southern States Tobacco LLC’s legal and beneficial ownership, right, title and interest in and to such one DMH Share, free of any Third Party Right.

2.3.	Subject to and upon the terms and conditions of this Agreement, including Completion taking place, the Shares at Completion shall be for the risk and account of the Purchaser and after Completion the Purchaser shall be entitled to receive all voting rights, dividend rights, liquidation rights and other distributions declared, paid or made by any of the Companies.

2.4.	Without limiting the provisions of Clauses 2.1 or 2.2, the Seller waives (or agrees to obtain the written waiver prior to Completion) any pre-emption or other rights conferred upon it (or any other member of the Seller’s Group) that may exist concerning the Shares or the Assets, whether under the articles of association or other founding documents of the relevant Company, any agreement or otherwise, and, to the extent necessary, the Seller must obtain the consent of each of the Companies to the sale and transfer contemplated in this Agreement.

2.5.	The Purchaser may designate one or more Nominees as the purchaser of all or some of the Shares, Assets and Assumed Liabilities; provided that (A) the Purchaser shall remain bound by all of the terms of this Agreement as guarantor of the relevant Nominee’s obligations under this Agreement as a separate, independent, unconditional and irrevocable obligation and (B) such designation does not delay Completion or increase the amount of any cost to or liability of the Guarantor or the Seller. That nomination must be in writing, addressed and sent at least 3 Business Days before Completion by the Purchaser to the Seller, and must stipulate the name of the Nominee or Nominees and the Shares, Assets and/or Assumed Liabilities that each Nominee shall acquire (the “Nomination Notice”). Before the Completion Date, each Nominee must send to the Seller a written acceptance of its nomination and its written agreement to be bound by all the terms of this Agreement. If any nomination is made in this way then any reference in this Agreement to the Purchaser (other than the reference in this Clause to the Purchaser remaining bound by the terms of this Agreement) will automatically be deemed to be a reference to the Nominee.

2.6.	Subject to Clause 14.1, the Purchaser may, for the 20 Business Day period commencing on the date hereof (the “Solicitation Period”), offer to NPM Capital N.V. up to 50% of the outstanding equity and/or debt interests in the Purchaser or its affiliates in connection with the transactions contemplated by this Agreement, contingent only upon the continuing accuracy in all material respects of the information concerning NPM Capital N.V. and its affiliates received by Seller from NPM Capital N.V. prior to the date hereof; provided however that the agreement to acquire such interests will be signed during the Solicitation Period.

3.	CONSIDERATION

3.1.	Purchase Price

3.1.1.	The total consideration for the Shares and the Assets shall be an amount equal to:

(A)	the Net Asset Value as at Completion; minus

(B)	USD 7,000,000;

(the “Purchase Price”) as determined and adjusted in accordance with Clause 7.

3.1.2.	The Purchase Price is inclusive of any income or gains Taxes resulting from the sale of the Shares or the Assets or the assumption of the Assumed Liabilities but does not include any Transfer Taxes (which shall be treated as provided in Clause 5.4 of Schedule XI (Tax Matters)).

3.2.	Payment

3.2.1.	At Completion and against simultaneous delivery of the Shares and the Assets, the Purchaser shall:

(I)	pay or procure the payment by N.V. Deli Universal of, without any deduction for set off or counterclaim (but subject to the mechanism in Clause 2.1 of Schedule II (Completion Events), dealing with the netting, repayment and discharge of the Intercompany Payables and Intercompany Receivables and without prejudice to any rights either of them may have under this Agreement or any certificate given under this Agreement to make a subsequent claim against the Seller), an amount (the “Estimated Purchase Price”) equal to:

(A)	the estimated Net Asset Value as at Completion as reflected on the Initial Net Asset Value Statement; minus

(B)	USD 7,000,000; and

(II)	pay or procure the payment of the Net Intercompany Payables in accordance with Clause 2.1 of Schedule II; and

(III)	pay or procure the payment of the Existing Indebtedness in accordance with Clause 2.4 of Schedule II.

4.	CONDITIONS FOR COMPLETION

4.1.	Conditions to the obligations of all Parties

The obligations of the Parties to effect the Completion are subject to the satisfaction of the following conditions precedent (opschortende voorwaarden):

4.1.1.	all notifications to all relevant authorities pursuant to any applicable competition Laws that are required to be made prior to Completion shall have been made and all waiting periods with respect to such notifications that are required to expire prior to Completion shall have expired and each relevant authority, to the extent required prior to Completion:

(A)	shall have rendered a decision permitting the performance of this Agreement without requiring any conditions or obligations which would result in a Material Adverse Change;

(B)	shall have rendered a decision stating that no clearance is required;

(C)	shall not have rendered a decision within the applicable time periods, where the failure to render such decision is equivalent to the grant of unconditional clearance under the relevant Laws; or

(D)	shall have referred the matter to any other competent authority in accordance with the relevant laws and clearance subsequently shall have been given in accordance with Clause 4.1.1 (A), (B) or (C).

4.1.2.	no statute, rule, regulation, executive order, decree, ruling, injunction or other order shall have become effective restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby (including the financing and related guarantees and security to be provided under the Senior Facility Agreement but excluding the financing and related guarantees and security to be provided under the Mezzanine Facility Agreement).

4.1.3.	Any notifications and applications required under (i) any Dutch statutory or regulatory provisions and/or (ii) any statutory or regulatory provisions of other relevant foreign jurisdictions, in connection with:

(A)	the conclusion or performance of this Agreement; and/or

(B)	the Purchaser and/or N.V. Deli Universal acquiring the relevant interest in the Companies and/or the Assets and Assumed Liabilities,

have been made to the competent (governmental) authorities, including but not limited to any declarations of no-objection required pursuant to the Dutch Act on the

Supervision of Credit Institutions (Wet toezicht kredietwezen 1992) from DNB for acquiring the relevant direct or indirect interest in the Companies and /or the Assets and Assumed Liabilities and, in respect of each such notification or application, the relevant (governmental) authority has stated in writing or indicated by its inaction that the subject matter of the notification or application is permitted, or that it shall not conduct any further investigation, or that the transaction is not subject to any conditions that are not reasonably acceptable to the Parties to this Agreement.

4.2.	Conditions for the obligations of the Seller and the Guarantor

The obligation of the Seller and the Guarantor to effect the Completion is subject to the satisfaction of the following conditions precedent (opschortende voorwaarden):

4.2.1.	each of the representations and warranties of the Purchaser contained in this Agreement shall be true and accurate as of the Completion Date as though made on and as of the Completion Date, except (i) that those representations and warranties which address matters only as of a particular date shall remain true and accurate as of such particular date and (ii) where the failure to be so true and accurate would not, individually or in the aggregate, have or be reasonably likely to have a material adverse effect on the Purchaser’s ability to timely consummate the transactions contemplated by this Agreement;

4.2.2.	the covenants and agreements of the Purchaser to be performed on or before the Completion Date in accordance with this Agreement shall have been duly performed in all material respects;

4.2.3.	the Seller shall have received at Completion a certificate dated the Completion Date and validly executed on behalf of the Purchaser by a director (bestuurder) of the Purchaser to the effect that the conditions specified in Clauses 4.2.1 and 4.2.2 have been satisfied.

4.3.	Conditions for the obligations of the Purchaser

The obligation of the Purchaser to effect the Completion is subject to the satisfaction of the following conditions precedent (opschortende voorwaarden):

4.3.1.	Each of the representations and warranties of the Seller contained in this Agreement shall be true and accurate as of the Completion Date as though made on and as of the Completion Date, except (i) that those representations and warranties that address matters only as of a particular date shall remain true and accurate as of such particular date, (ii) where the failure to be so true and accurate would not, individually or in the aggregate, result or reasonably be expected to result in a Material Adverse Change and (iii) to the extent covered by Clause 4.3.2 in which case the conditions in Clause 4.3.2 shall prevail;

4.3.2.	As of the Completion Date:

(A)	none of the Companies is, or is deemed for the purposes of any applicable law to be, unable or admits inability to pay its debts as they fall due or, by reason of actual or anticipated financial difficulties of the relevant Companies: (i) suspends or threatens to suspend making payments on any of its debts or (ii) commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(B)	the value of the assets of each of the Companies is more than its liabilities (taking into account contingent and prospective liabilities),

but for the avoidance of doubt in the case of both (A) and (B) ignoring the financing to be made available under the Senior Facility Agreement and the Mezzanine Facility Agreement in connection with the transactions contemplated by this Agreement;

(C)	no corporate action, legal proceedings or other procedure or step is taken in relation to:

•	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any of the Companies;

•	a composition, compromise, assignment or arrangement (but for the avoidance of doubt ignoring the refinancing of the existing debt of the Group Companies which is contemplated by this Agreement to take place at Completion) with any creditor of any of the Companies in each case by reason of actual or anticipated financial difficulties of the relevant Companies;

•	the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any of the Companies or any of their assets;

•	(A) enforcement by reason of actual or anticipated financial difficulties of the relevant Companies of any security over any assets of any of the Companies where such assets have an aggregate value in excess of USD 500,000 or its equivalent in any other currency or (B) enforcement for other reasons of any security over any assets of any of the Companies where such assets have an aggregate value in excess of USD 500,000 or its equivalent in any other currency, except for any such enforcement which would not, individually or in the aggregate, result or reasonably be expected to result in a Material Adverse Change; or

•	any attachment or analogous event of any assets of any of the Companies, except (i) where it affects any asset(s) having an aggregate value of less than USD 500,000 or its equivalent in any other currency and (ii) Permitted Liens, or any analogous procedure or step is taken in any jurisdiction, except for any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 14 days of commencement or, if earlier, the date on which it is advertised;

(D)	none of the Companies have suspended or ceased to carry on (or threatened to suspend or cease to carry on) all or a material part of their respective businesses;

(E)	the authority or ability of each of the Companies to conduct their respective businesses is not limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any of the Companies or any of their assets which would reasonably be likely to result in a Material Adverse Change; and

(F)	none of Universal Corporation, Deli Universal Inc. or N.V. Deli Universal have rescinded or purported to rescind or repudiated or purported to repudiate this Agreement in whole or in part where to do so has or is, in the reasonable opinion of the Majority Lenders (as defined in the Facility Agreement), likely to have a material adverse effect on the interests of the Lenders under the Finance Documents (as such terms are defined in the Facility Agreement), where for the purposes of this Clause 4.3.2:

“Permitted Liens” means (i) liens for taxes, assessments and other governmental charges not yet due and payable or, if due, being contested in good faith by appropriate proceedings during which collection or enforcement against the relevant assets is stayed and provided for in full in the Initial Net Asset Value Statement; (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the ordinary course of business if the underlying obligations are not past due; (iii) original purchase price conditional sales contracts and equipment leases (both being retention of ownership arrangements) with third parties entered into in the ordinary course of business; (iv) with respect to real property, (A) easements, licenses, covenants, rights-of-way and other similar restrictions, including, without limitation, any other agreements, conditions or restrictions listed in Appendix I (Existing Third Party Rights) to Schedule III (Seller’s Warranties), (B) any conditions that may be shown by a current survey, title report or physical inspection and (C) zoning, building and other similar restrictions, so long as none of (A), (B) or (C) render the title of such real property unmarketable or prevent the use of such real property substantially as currently used; and (v) security to be created at or after Completion under the Senior Facility Agreement or the Mezzanine Facility Agreement;

4.3.3.	No Material Adverse Change has occurred;

4.3.4.	The covenants and agreements of the Seller to be performed on or before the Completion Date in accordance with this Agreement shall have been duly performed in all material respects; and

4.3.5.	the Purchaser shall have received at the Completion a certificate substantially in the agreed form set out at Schedule XXIII and dated the Completion Date and validly executed on behalf of the Seller by an officer of the Seller to the effect that the conditions specified in Clauses 4.3.1, 4.3.2, 4.3.3 and 4.3.4 have been satisfied.

4.4.	Responsibility for satisfaction

4.4.1.	The Seller shall use its best efforts to satisfy the conditions precedent in Clause 4.3, the Purchaser shall use its best efforts to satisfy the conditions precedent in Clause 4.2, and each of the Purchaser and the Seller shall use its best efforts to satisfy the conditions precedent to the obligations of both Parties in Clause 4.1 as soon as possible after the date of this Agreement; provided, however, that nothing in this Clause 4.4.1 shall be deemed to require any party to take any commercially unreasonable actions.

4.4.2.	The primary responsibility for the preparation and filing of the relevant notifications set out in Clause 4.1.1 and the conduct of proceedings before the relevant competition authorities rests with the Purchaser. The Purchaser undertakes to and agrees with the Seller that it and its affiliates shall:

(A)	file the complete relevant notifications within 60 calendar days after the execution date of this Agreement, it being understood that if a sale of a controlling interest in the equity in the Purchaser is concluded in accordance with Clause 2.6 during the Solicitation Period, such filings will be made on the basis of the positions after such syndication;

(B)	to the extent possible answer any questions raised and handle any request made by the relevant competition authorities and use its commercially reasonable endeavours to persuade any relevant competition authority to permit the performance of this Agreement;

(C)	satisfy any obligations or conditions imposed by any relevant authority, including any requirement to dispose of any businesses or subsidiaries, or both; provided, however, that Purchaser shall not be required to agree to any conditions or dispose of any businesses or subsidiaries if the effect of such conditions or dispositions would have a Material Adverse Change;

(D)	keep the Seller informed on the status and progress of the relevant notifications so as to enable the Seller to assess the Purchaser’s compliance with this Clause 4.4;

(E)	permit Seller the reasonable opportunity to review in advance and comment upon any applications or filings with the relevant authorities (provided that any such comments be received by the Purchaser or its legal counsel within 3 Business Days of receipt by the Seller or its legal counsel of the draft application or filing) and to, at its option and expense, observe and participate in any proceedings before such authorities; and

(F)	not make or agree to make any acquisition or investment which would be reasonably likely to present a material risk of making it materially more difficult to satisfy the conditions in Clause 4.1.

4.4.3.	The Seller shall, and shall cause the Companies and the Subsidiaries to co-operate with and assist the Purchaser by providing the Purchaser as soon as is reasonably practicable upon request (and in any event within 2 Business Days of such request) and in good faith with any necessary information and documents for the purpose of making any submissions, filings and notifications to any such competition authority or for answering any questions raised by the competition authorities within the time frames agreed in this Agreement.

4.4.4.	To the extent not completed before the date of this Agreement, the Seller and the Purchaser must jointly continue all requisite notifications of and consultations with trade unions, works councils and any other similar bodies in each relevant jurisdiction, including those required under the Dutch Merger Code (SER-besluit Fusiegedragsregels 2000), the Works Council Act (Wet op de ondernemingsraden) and any applicable collective agreement, those notifications and consultations to be on terms satisfactory to each of the Parties.

4.5.	Notice and waiver

4.5.1.	A Party shall give notice to the other Party immediately upon becoming aware that a condition precedent has been satisfied. If any Party becomes aware of anything that will or may prevent any of the conditions precedent from being satisfied, it shall immediately notify the other Party.

4.5.2.	The Guarantor (for itself and as agent for the Seller) shall be entitled to waive any of the conditions precedent in Clause 4.2 in whole or in part and on such conditions as it deems fit by notice to the Purchaser. The Purchaser (for itself and as agent for N.V. Deli Universal) shall be entitled to waive any of the conditions precedent in Clause 4.3 in whole or in part and on such conditions as it deems fit by notice to the Seller. The conditions precedent in Clause 4.1 can only be waived by mutual written consent of the Purchaser (for itself and as agent for N.V. Deli Universal) and the Guarantor (for itself and as agent for the Seller). Any waiver shall be without prejudice to any other rights or remedies such Party may have, including the right to claim damages.

4.6.	Fulfillment date

4.6.1.	This Agreement may be terminated by either the Purchaser (for itself and as agent for N.V. Deli Universal) or the Guarantor (for itself and as agent for the Seller) if Completion does not occur on or before the date which is four months from the date hereof (the “Outside Date”), without prejudice to the Parties’ accrued rights and obligations at that time. The right to terminate the Agreement under this Clause 4.6.1 shall not be available to any Party whose failure to perform any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the transactions contemplated by this Agreement to occur on or before such date.

4.6.2.	This Agreement may also be terminated by either the Purchaser (for itself and as agent for N.V. Deli Universal) or the Guarantor (for itself and as agent for the Seller) if any Governmental Body has issued any order, decree, ruling, or injunction that shall have become effective (and final and nonappealable) permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby.

4.6.3.	If prior to the Completion Date it transpires that any condition precedent in Clause 4.1 or 4.2 is incapable of satisfaction prior to the Outside Date, the Seller shall be entitled, by notice to the Purchaser (for itself and as agent for N.V. Deli Universal), to terminate this Agreement.

4.6.4.	If prior to the Completion Date it transpires that any condition precedent in Clause 4.1 or 4.3 is incapable of satisfaction prior to the Outside Date, the Purchaser (for itself and as agent for N.V. Deli Universal) shall be entitled, by notice to the Guarantor (for itself and as agent for the Seller), to terminate this Agreement.

4.6.5.	This Agreement may be terminated by mutual written consent of the Purchaser (for itself and as agent for N.V. Deli Universal) and the Guarantor (for itself and as agent for the Seller).

5.	PRE-COMPLETION OBLIGATIONS OF THE SELLER

5.1.	During the period from the date of this Agreement until Completion, (i) the Seller shall (insofar as it relates to the Shares or the Assets), and (ii) the Seller shall use all reasonable endeavours to cause the Group Companies to:

5.1.1.	carry on their businesses in the ordinary and usual course, consistent with past practice, with the aim of preserving their business organisation and goodwill materially unchanged and to maintain the relations with material suppliers, material customers, material licensors, material licensees and others having material business dealings with any of the Group Companies;

5.1.2.	take all reasonable steps to preserve and protect its assets and goodwill associated with their respective business and operations;

5.1.3.	except as otherwise provided in Schedule II, XII or XV, without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed, and except as contemplated by this Agreement, not take any action to:

(A)	amend their articles of association or similar organizational documents;

(B)	allot, issue, redeem or repurchase any share or loan capital of any Group Company and no option over or other right to subscribe for any share or loan capital or other security is granted by any Group Company;

(C)	declare, make or pay any dividend or any other distribution except to other Group Companies that are wholly owned by a Group Company;

(D)	acquire or dispose of any business or any other material asset other than in the ordinary course of business and in an aggregate amount not to exceed USD 1,000,000;

(E)	incur any capital commitment or liability in excess of USD 1,000,000 or make any capital contribution, other than to a Subsidiary or a Participation, in excess of USD 1,000,000, in each case other than in the ordinary course of business and in accordance with past practice and other than due to an obligation assumed prior to the date of this Agreement;

(F)	enter into any long-term or material agreement, arrangement or commitment outside of the ordinary course of business or enter into any agreements, arrangements or commitments not on commercial arm’s length terms, in each case having a turnover in excess of USD 175,000;

(G)	give any guarantee, indemnity or grant any Third Party Right other than in the ordinary course and consistent with past practice;

(H)	make any material changes to the remuneration of any Key Employee other than in the ordinary course of business;

(I)	increase in any manner the compensation (wages, salary, bonuses or any other form of compensation) of any employee, except in the ordinary course of business consistent with past practice or as required by Law or contractual commitment or the terms of an existing benefits scheme, except to the extent that (i) any increase in remuneration results from the promotion of any individual employee and such promotion is in the ordinary course and consistent with past practices, (ii) any increase reflects market conditions and is determined in accordance with a procedure that is consistent with past practices, (iii) any collective labour or bargaining agreement binding on the Group Companies or any similar arrangement in the relevant jurisdiction requires an increase in base salary and such increase is not higher than the average rate of wage increases in the relevant industry in the relevant jurisdiction for the year concerned or (iv) any increase is pursuant to a contractual commitment or required provision of any employee benefit plan which has been disclosed in writing to the Purchaser;

(J)	make any change in their method of accounting or audit practices and policies, except as required by a change in Law;

(K)	enter into, terminate (except for good cause) or amend any material contracts, including any customer, supply, lease, hire purchase, insurance, joint venture, co-operation or license agreement, except in the ordinary course of trading;

(L)	cancel, terminate, materially modify or knowingly allow to lapse any insurance policy providing coverage for events, occurrences or accidents occurring prior to the Completion to the extent that same relate to any of the Group Companies and do, or omit to do, anything which might make any of such insurance policies void or voidable, entitle any of the insurers under any of such insurance policies to refuse indemnity in relation to particular claims in whole or in part, result in an increase in the premium payable under any of such insurance policies, provided that this shall not prevent the notification to insurers of claims in circumstances that might give rise to claims under any of the policies in accordance with the terms of the relevant policies;

(M)	establish any new pension, pre-pension or any similar benefits scheme, or amend or discontinue (wholly or partly) any existing pension, pre-pension or any similar benefits scheme or communicate to any employee a plan, proposal or an intention to establish a new pension scheme or amend, discontinue (wholly or partly), or exercise a discretion, in relation to any existing pension scheme, except in the ordinary course of business consistent with past practice or as required by Law, contractual commitment or the terms of an existing benefits scheme;

(N)	pay any benefits under a pension scheme other than in accordance with the terms of the documents governing a pension scheme and not under any discretionary power, except in the ordinary course of business consistent with past practice or as required by Law;

(O)	omit to protect, defend, enforce, maintain and renew any material intellectual property rights;

(P)	conclude any agreement or arrangement between any of the Group Companies on the one hand and any member of the Seller’s Group on the other hand except in the ordinary course of business and on commercial arm’s length terms; or

(Q)	agree to do or refrain from doing or cause or allow to be done or to be omitted to be done any act or thing which is inconsistent with the provisions of this Agreement or the consummation of the transactions contemplated herein.

5.2.	During the period from the date of this Agreement until Completion, the Seller shall:

5.2.1.	not vote in favour of any resolution of the shareholders of any of the Companies (except as required to complete the transactions contemplated in this Agreement); and

5.2.2.	to the extent monthly management accounts are prepared and delivered to the Seller, deliver monthly management accounts for the Group Companies, in the form currently prepared with respect to such Group Companies, with respect to each month from the date of this Agreement to Completion to the Purchaser within twenty (20) Business Days of the relevant month end.

5.3.	The Seller shall not be in breach of Clause 5.1 if the Seller could not reasonably have acted otherwise without material detriment to the business or without foregoing a material benefit to the business of the Companies or if it was beyond the reasonable control of the Seller to prevent any of the actions listed in Clause 5.1 from being taken and in each case provided that it promptly informs Purchaser and N.V. Deli Universal of the relevant actions and circumstances.

5.4.	Subject to the limitations in Clause 5.5, and to the extent it does not breach any prohibition on a “pre-implementation” pursuant to any applicable merger control Law from the date of this Agreement, the Seller will promptly grant to the Purchaser, its advisers and representatives, or use its reasonable endeavours to ensure that the Purchaser, its advisers and representatives are promptly granted reasonable access, upon 5 Business Days advance notice by the Purchaser to the Seller, to all (i) books of account, (ii) financial and other documents and records (including to the extent within Seller’s and Guarantor’s reasonable control, accountants’ working papers, insurance information and claims history), (iii) directors and employees and (iv) auditors of the Seller and each of the Group Companies, to help the Purchaser and its affiliates in the preparation of any one or more information memoranda, private placement memoranda, bank memoranda, prospectus, audited accounts or financial statements, or other documentation necessary or desirable to comply with any disclosure or other requirements of any stock exchange or other regulatory authority to be used by the Purchaser or its affiliates concerning the public offering or private placement of any shares or debt to finance or refinance the transactions contemplated by this Agreement or to raise finance for the continuing requirements of the Group Companies (“Information Documents”), and the conduct of any related “road show”, information meeting or similar process concerning that financing or to obtain any policy of insurance concerning the Group Companies. Without prejudice to the generality of the foregoing, the Seller agrees that Ernst &

Young may, at the Purchaser’s cost, be engaged by the Purchaser and/or its affiliates to assist in the preparation of the Information Documents and the audit of any financial statements prepared by the Purchaser according to this Clause 5.4 in respect of any period before the Completion Date.

5.5.	The Seller’s obligations in Clause 5.4 are subject to the following:

5.5.1.	any access by the Purchaser, its advisers or representatives is at the Purchaser’s reasonable cost and must not unreasonably interfere with the conduct of the business of the Seller or the Group Companies; and

5.5.2.	no member of the Seller’s Group will have any liability for the Information Documents.

5.6.	During the period from the date of this Agreement until Completion, except (X) in the ordinary course of business and consistent with past practice (to the extent such practice does not violate applicable law), (Y) as required by Law or (Z) as set forth in Schedule XV but in all cases without any limitation on the Seller’s obligation to indemnify the Purchaser for any Taxes for which Seller is liable pursuant to Schedule XI, the Seller shall not and shall procure that none of the Companies or Subsidiaries shall, to the extent it may affect any Company, Subsidiary or any Asset after Completion, (i) make or change any Tax election, (ii) change any annual Tax accounting period, (iii) adopt or change any method of Tax accounting, (iv) file any amended Tax Return, (v) enter into any closing agreement, (vi) settle any Tax claim or assessment, (vii) surrender any right to claim a Tax refund, offset or other reduction in Tax liability, or (viii) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, in each case, without the prior written consent of the Purchaser, if any such action would have the effect of materially increasing the Tax liability or materially reducing any Tax Asset of any of the Companies, any Subsidiaries of the Companies, the Purchaser or any affiliate of the Purchaser with respect to any Post-Completion Tax Period.

6.	COMPLETION

6.1.	Date and place

Unless the Parties agree in writing on another date, Completion shall take place at 9.00 a.m. New York City time on the third Business Day after the last of all conditions precedent shall have been satisfied or waived or such other date as the Parties may agree (the “Completion Date”); provided, however, that Seller may in its sole discretion and with a minimum of 5 Business Days notice to Purchaser defer the Completion Date until the last Business Day of the calendar month in which the last of all conditions precedent shall have been satisfied or waived, so long as such deferral does not cause the Completion Date to be later than the Outside Date. Completion shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019 USA.

6.2.	Completion Events

All actions to be completed by the Parties on or before the Completion Date are set out in Schedule II (Completion Events) in the order in which they are to be completed by the relevant Party.

6.3.	Breach of Completion obligations

6.3.1.	If any of the obligations under Clause 6.2 and Schedule II (Completion Events) are not complied with in all material respects on or by the Completion Date, the non-defaulting Party shall be entitled, by notice to the other Party, to:

(A)	Subject to Clause 4.6.1, defer Completion to another date, in which case the provisions of this Agreement shall apply as if that other date is the Completion Date;

(B)	proceed to Completion as far as practicable, without limiting its rights, including the right to claim damages; or

(C)	terminate this Agreement.

6.3.2.	If either Party terminates this Agreement pursuant to Clause 6.3.1, each Party’s further rights and obligations cease immediately on termination, but termination does not affect a Party’s accrued rights and obligations at the date of termination.

6.4.	Purchaser’s Finance Undertakings

6.4.1.	The Purchaser undertakes for the benefit of the Seller:

(A)	not to agree to any amendment to or waive any rights under the Commitment Letters which would reasonably affect the timing or certainty of Completion, the enforceability of such Commitment Letters, or the availability of funds pursuant thereto without the prior written consent of the Seller; and

(B)	at the written request of the Seller to enforce any of the Purchaser’s rights to payment under the Commitment Letters.

6.4.2.	Purchaser agrees that nothing contained herein or in any other agreement shall require N.V. Deli Universal or any of its Subsidiaries to execute any agreements, documents, certificates or incur any liability prior to the Completion in connection with Purchaser’s financing of the transactions contemplated by this Agreement.

7.	ADJUSTMENT PROCEDURE

7.1.	Determination of Net Asset Value Statement

7.1.1.	Prior to Completion the Seller will procure, to the extent reasonably practicable, that the Group Companies take all steps necessary to implement on the Completion Date such quarter-end accounting cut-off procedures in accordance with the Accounting Policies and consistent with past practice and allow the Purchaser or its advisors to observe and verify the implementation of such procedures upon reasonable notice and during normal business hours at Purchaser’s sole expense.

7.1.2.	No later than the fifth Business Day prior to Completion, the Seller shall prepare and deliver to the Purchaser a written statement setting out the Seller’s good faith estimate of the Net Asset Value as of the Completion Date and prior to giving effect to the transactions contemplated hereby (the “Initial Net Asset Value Statement”) together with the relevant Supporting Materials.

7.1.3.	The Seller shall prepare and deliver to the Purchaser the Final Net Asset Value Statement, together with the relevant Supporting Materials, and such Final Net Asset Value Statement shall be determined, all in accordance with Schedule VIII (Determination of Net Asset Value Statement).

7.2.	Adjustment of Purchase Price

7.2.1.	If the Estimated Purchase Price is less than the Purchase Price as reflected on the Final Net Asset Value Statement (as such statement is agreed or deemed to be agreed by Purchaser and Seller in accordance with Schedule VIII (Determination of Net Asset Value Statement)), the Purchaser shall pay to the Seller the difference between the Estimated Purchase Price and the Purchase Price reflected on the Final Net Asset Value Statement; or

7.2.2.	If the Estimated Purchase Price exceeds the Purchase Price as reflected on the Final Net Asset Value Statement (as such statement is agreed or deemed to be agreed by Purchaser and Seller in accordance with Schedule VIII (Determination of Net Asset Value Statement)), the Seller shall pay to the Purchaser the difference between the Estimated Purchase Price and the Purchase Price reflected on the Final Net Asset Value Statement.

7.3.	Payment

Any payment to be made pursuant to Clause 7.2 shall:

7.3.1.	be made by wire transfer to an account designated by the recipient;

7.3.2.	include interest calculated based on an interest rate equal to three-month LIBOR, set as of the Completion Date, plus 100 basis points and a 360 day year from the Completion Date to the date of payment;

7.3.3.	be made within five Business Days of the determination or deemed determination of the Final Net Asset Value Statement; and

7.3.4.	be effected as an adjustment of the Purchase Price for Tax purposes.

8.	PURCHASE PRICE ALLOCATION

8.1.	The Parties agree to allocate the purchase price for U.S. federal income tax purposes among the purchased assets for all purposes in accordance with the allocation schedule attached hereto as Schedule XVII.

9.	POST-COMPLETION OBLIGATIONS

9.1.	Guarantor’s and Seller’s Trade Marks

9.1.1.	Following 12 months after Completion, the Purchaser shall not, and shall procure that the Purchaser’s Group shall not:

(A)	make use of, nor refer to, nor associate the business or products of the Purchaser or the Purchaser’s Group with any Seller’s Trade Marks; or

(B)	use any trade mark or business name that is the same or confusingly similar to the Seller’s Trade Marks.

9.1.2.	Clause 9.1.1 shall not apply to any products already sold or inventories already produced or services already rendered at any time prior to a period of 12 months following Completion.

9.2.	Insurance

9.2.1.	The Seller shall use all reasonable endeavours to ensure that the Group Companies’ and the Subsidiaries’ current insurances are maintained on unchanged conditions (other than changes that would also apply to the Seller’s Group) up until and including the Completion.

9.2.2.	All insurance policies taken out by the Seller in respect of the Group Companies (the “Seller’s Policies”) shall be terminated and cease to provide cover with effect on Completion. The Purchaser shall be fully responsible for maintaining insurance cover in respect of the Group Companies as it deems appropriate following Completion.

9.2.3.	If and to the extent that the Company or any of the Subsidiaries suffer a loss insured under the Seller’s Policies but which is not reported prior to the Completion Date and which loss has not been fully reflected in the determination of Net Asset Value as of the Completion and which can still be reported and recovered from the relevant insurer on the basis of the existing extended reporting period contained within the relevant Seller’s Policies, then, provided that the Purchaser notifies the Seller within the relevant extended reporting period, the Seller agrees to allow the Company and the Subsidiaries to bring such claims under the Seller’s Policies and the Seller shall provide all reasonable assistance in that regard. The Seller shall pay to the Company or Subsidiary incurring the loss an amount equal to any settlement received from the relevant insurer immediately upon receipt from the relevant insurer, to the extent such loss has not been reflected in the determination of Net Asset Value as of the Completion. The Seller shall, to the extent necessary, undertake all reasonable endeavours to prosecute such claims in the ordinary course.

9.2.4.	If and to the extent that any of the Companies or any of the Subsidiaries suffer a loss which is insured under the Seller’s Policies and which has not been fully reflected in the determination of Net Asset Value as of the Completion and which is reported prior to the Completion Date but which is only settled by the relevant insurer after the Completion Date, the Seller shall, to the extent such loss has not been reflected in the determination of Net Asset Value as of the Completion, pay to the relevant Company or Subsidiary incurring the loss an amount equal to any settlement received from the relevant insurer immediately upon receipt from the relevant insurer. The Seller shall, to the extent necessary, undertake all reasonable endeavours to prosecute such claims in the ordinary course.

9.2.5.	The Seller shall procure that the insurance premiums paid or borne by any of the Companies or any of the Subsidiaries in relation to the Seller’s Policies for any cover period beyond the Completion shall, upon any refund thereof being received by Seller or Guarantor, be returned to the Company or relevant Subsidiary, to the extent such premiums were reflected as prepaid expenses on the books of the Companies and reflected in the determination of Net Asset Value as of the Completion.

9.3.	Dutch Tax Ruling

The Purchaser shall, and shall procure that the Purchaser’s Group shall, comply with the conditions and obligations contained in the Dutch Tax Ruling and act in a manner consistent with maintaining the validity of the Dutch Tax Ruling.

9.4.	Tax Methods

From and after Completion, except in accordance with regular past practice of a Company, a Subsidiary or the Seller or as required by Law the Purchaser shall not and shall procure that none of the Companies or Subsidiaries shall, to the extent it could have the effect of materially increasing the Pre-Completion Tax liability of the Seller with respect to any Company, any Subsidiary or any Asset, (i) make or change any Tax election, (ii) adopt or change any method of Tax accounting, (iii) file any amended Tax Return for any Pre-Completion Tax Period or Pre Completion Tax Period portion of any Straddle Period, (v) enter into any closing agreement, (iv) surrender any right to claim a Tax refund, or offset or other reduction in Tax liability, in each case, without the prior written consent of the Seller.

9.5.	Retention of information

The Seller and the Purchaser shall, and shall procure that the relevant members of the Seller’s Group or Purchaser’s Group (as the case may be) shall, retain for a period of at least 10 years from Completion, or such longer period as may be required by applicable Law, all books, records and documents of or relating to the Group Companies and the transactions contemplated by this Agreement. The Seller or the Purchaser (as the case may be) shall permit and allow or procure, upon reasonable notice and during normal business hours and at the other parties reasonable cost, the Seller or the Purchaser and their respective representatives and advisors to inspect and make and obtain copies of such books, records and documents.

9.6.	Accounting Period

For the fiscal year ended March 31 that includes the Completion Date, the Purchaser shall not change, alter or affect in any way the fiscal year of the Companies and the Subsidiaries for tax or accounting purposes.

9.7.	Seller No Sue Undertaking

With the exception of claims on the basis of fraud or willful misconduct, the Seller and Guarantor (for itself and as duly authorized agent for the members of the Seller’s Group) waive and agree to waive, effective upon Completion, any rights from any cause of action that they may have now or at any time in the future to recover any loss, liabilities or costs, or begin any actions or legal proceedings against any of the Key Employees or any other employees of any of the Group Companies in respect of any matter wholly or partly covered by any of the Seller’s Warranties or in respect of any act or omission by any of the Key Employees or such other employees in making any representation, giving any warranty or indemnity or the information presented in the context of the Due Diligence Investigation or in preparing this Agreement. In respect of those employees referred to above that are not a party to this agreement, this waiver constitutes an irrevocable third party beneficiary contract (derdenbeding) within the meaning of article 6:253 of The Netherlands’ Civil Code and the Seller agrees that each of such employees is entitled to accept these rights at any stage.

9.8.	Purchaser No Sue Undertaking

With the exception of claims on the basis of fraud or willful misconduct and without limiting the obligations of the Seller and Guarantor under this Agreement, the Purchaser, on behalf of itself and the Companies, waives and agrees to waive any rights from any cause of action that it may have now or at any time in the future to recover any loss, liabilities or costs, or begin any actions or legal proceedings against any person who acted as an employee or director of the Seller, the Guarantor, the Group Companies or any of their Subsidiaries and who has resigned or immediately following the Completion resigns and is not an employee of the Group Companies or any of their Subsidiaries and agrees that its only remedy, if any, for such loss, liabilities or costs, shall be pursuant to the indemnification provisions of this Agreement (but for the avoidance of doubt without prejudice to the rights accruing under the letters of representation granted by certain directors and employees of the Group Companies to the Purchaser or its affiliates). This waiver constitutes an irrevocable third party beneficiary contract (derdenbeding) within the meaning of article 6:253 of The Netherlands’ Civil Code and the Purchaser agrees that each of such employees and directors is entitled to accept these rights at any stage.

9.9.	Ancillary Restraints

9.9.1.	The Seller and the Guarantor undertake to the Purchaser and each of the Group Companies that they will not, and that they will ensure that each member of the Seller’s Group (other than any companies within the Seller’s Group that are sold or otherwise disposed of during the Non-Compete Period) will not, within the Territory and at any time before the expiry of the Non-Compete Period, either alone or jointly with others, directly or indirectly, whether for the account of the Seller, Guarantor, any member of the Seller’s Group or otherwise and in any capacity including as officer, director, partner, shareholder, employee, agent, consultant, advisor, developer, do any of the following without the prior written consent of the Purchaser:

(A)	directly or indirectly incorporate, establish, own, operate, manage, control or engage in any Competing Business;

(B)	acquire or hold an interest (financial or otherwise) in any company or business that, directly or through any company or business directly or indirectly controlled by it, is engaged in any Competing Business;

(C)	participate in a joint venture or other co-operative arrangement aimed directly or indirectly at generating Competing Business; or

(D)	employ or solicit the employment of any person earning an annual salary of more than fifty thousand Euros (€ 50,000) who is on the date of this Agreement or has during the month before the date of this Agreement been an employee of or consultant to any of the Group Companies (except that any member of the Seller’s Group may offer employment to Mr. Hugo Lammers and Mr. Ron Kest).

9.9.2.	Each undertaking in Clause 9.9.1 must be interpreted as a separate undertaking, severable from the remainder or this Agreement, so that if one or more of the undertakings is held to be unlawful or against the public interest or in any way an unreasonable restraint of trade, and then to that extent only, it must be disregarded and the remaining undertakings (and, if it applies, the remainder of the undertaking in question) will continue to bind the Seller and the Guarantor.

9.9.3.	Each undertaking in Clause 9.9.1 constitutes an irrevocable third party beneficiary contract (derdenbeding) within the meaning of article 6:253 of the Netherlands’ Civil Code for each member of the Purchaser’s Group and each Group Company. Each beneficiary may accept the benefits at any stage.

9.9.4.	For the avoidance of doubt, nothing contained in this Agreement shall be deemed to limit in anyway Seller’s ability to operate the Excluded Businesses.

9.9.5.	Clause 9.9.1 shall not apply, in the case of the Seeds Business, to any products already sold or to be sold pursuant to existing agreements or to the disposal of existing inventories.

9.10.	Intra Group Contracts

Subject to and with effect from Completion, other than as provided in this Agreement, the agreements between, on the one hand, any of the Group Companies and, on the other hand, any of the members of the Seller’s Group shall terminate and cease to have any further effect. For the avoidance of doubt the terminations pursuant to this Section 9.10 shall occur after giving effect to the repayment of Intercompany Payables and Intercompany Receivables, if any, pursuant to Section 2.1.

9.11.	Transitional Services

During the period from the date of this Agreement until Completion, the Seller and the Purchaser shall use all reasonable endeavors and cooperate in good faith to transition any services historically provided by one Party to the other. To the extent that any such services are not fully transitioned prior to the Completion, the Seller and the Purchaser shall use all reasonable endeavors and cooperate in good faith with one another to complete the transition of such services as soon as reasonably practicable following Completion, it being understood that neither Seller nor Purchaser shall have any obligation to provide any services to the other Party following Completion.

9.12.	Wrong Pockets

9.12.1.	If, following the date of this Agreement, it transpires that any member of the Seller’s Group is the legal owner of assets which are exclusively or primarily related to the business of one or more of the Group Companies, or similarly if following the date of this Agreement, it transpires that one of the Group Companies is the legal owner of assets which are exclusively or primarily related to the business of any member of the Seller’s Group, and in either case such matter is not otherwise explicitly provided for in this Agreement or another agreement between the relevant parties that is entered into on arm’s length terms, the Parties shall negotiate in good faith with a view to find a solution reasonably acceptable to both Parties, be it in the form of transfer of legal title, license arrangements, rights of use or otherwise and in the case of assets which are, following the date of this Agreement, legally owned by any member of the Seller’s Group, for zero consideration to the extent such assets have been included in the determination of the Net Asset Value as of the Completion, and for book value consideration (determined in the same method that the Net Asset Value Statement has been determined) to the extent such assets have not been included in the determination of Net Asset Value as of the Completion and in the case of assets which, are following the date of this Agreement, legally owned by any of the Group Companies, for book value consideration (determined in the same method that the Final Net Asset Value Statement has been determined) to the extent such assets have been included in the determination of the Net Asset Value as of the Completion, and for no consideration to the extent such assets have not been included in the determination of Net Asset Value as of the Completion. Until such negotiations are concluded, the Party (or relevant member of its group) whose purported asset is located outside its own group, shall receive a royalty free license from the other Party (or relevant member of its group) to continue to use such assets in the operation of its business.

9.12.2.	If, following the date of this Agreement, it transpires that any member of the Seller’s Group holds any contract that is exclusively or primarily related to the business of one or more of the Group Companies, or similarly if following the date of this Agreement, it transpires that one of the Group Companies holds any contract that is exclusively or primarily related to the business of any member of the Seller’s Group, and such matter is not otherwise explicitly provided for in this Agreement or another agreement between the relevant parties that is entered into on arm’s length terms, the Parties shall negotiate in good faith with a view to arrange for the transfer of the relevant contract to the relevant other entity or find a similar solution reasonably acceptable to both Parties, in the case of contracts which are, following the date of this Agreement, held by any member of the Seller’s Group, for zero consideration to the extent such assets have been included in the determination of the Net Asset Value as of the Completion, and for book value consideration (determined in the same method that the Final Net Asset Value Statement has been determined) to the extent such assets have not been included in the determination of Net Asset Value as of the Completion and in the case of contracts which are, following the date of this Agreement held by any of the Group Companies, for book value consideration (determined in the same method that the Final Net Asset Value Statement has been determined) to the extent such assets have been included in the determination of the Net Asset Value as of the Completion, and for no consideration to the extent such assets have not been included in the determination of Net Asset Value as of the Completion; provided however that if and to the extent any third party consent or approval or a novation agreement is required for the transfer of a particular contract to be effective or lawful, then:

(A)	this Agreement does not constitute an assignment or an attempted assignment of such contract if the assignment or purported assignment would constitute a breach of such contract;

(B)	the Parties shall use all reasonable endeavours to obtain that consent or approval as soon as reasonably practicable after Completion; and

(C)	until the consent or approval is obtained or the novation achieved, the Parties will use all reasonable endeavours to provide without limitation in time the relevant company with the benefit of such contract and for the relevant company to perform the obligations under such contract (including the appointment of the relevant company as the subcontractor, if and to the extent permitted by the terms of the contract).

10.	TAX MATTERS

The Parties agree to comply with the obligations set forth in Schedule XI (Tax Matters). For the avoidance of doubt, except as expressly provided in Schedule XI (Tax Matters) and Clause 12.1.4 of this Agreement, Clauses 11, 12 and 13 will not apply to Tax Matters, all Tax Matters being dealt with in Schedule XI (Tax Matters).

11.	REPRESENTATIONS AND WARRANTIES

11.1.	Seller’s Representations and Warranties

11.1.1.	The Seller represents and warrants to the Purchaser that subject to the qualifications of Clause 11.2 each of the Seller’s Warranties is true and accurate and not misleading, as at the date of this Agreement (but without prejudice to the obligation to deliver a bring- down certificate as required under Clause 4.3.5).

11.1.2.	The Purchaser confirms that when entering into this Agreement it did not rely on any other representation, warranty or statement other than the Seller’s Warranties contained in Schedule III (Seller’s Warranties).

11.1.3.	The Purchaser shall not be entitled to call upon article 7:17 of the Dutch Civil Code.

11.1.4.	The Seller acknowledges that the Seller’s Warranties are material and that the truth and accuracy, subject to the qualifications in such Warranties and in the other provisions of this Agreement, of the Seller’s Warranties are collectively essential for the valuation given to the Companies by the Purchaser, and the decision of the Purchaser to enter into this Agreement on the terms in this Agreement. The Purchaser and the Seller are both professional parties and have received independent legal advice regarding the drafting and negotiation of this Agreement and the transactions contemplated in it. This Agreement, including the Seller’s Warranties and the limitations on the Seller’s liability, is intended, amongst other things, to achieve a certain allocation of risk between the Purchaser and the Seller. In that regard it is the intention of the Parties that this Agreement is interpreted according to the ordinary grammatical meaning of the words used in the context of the Agreement as a whole.

11.2.	Disclosures and investigation into the Companies

11.2.1.	The Purchaser has completed the Due Diligence Investigation prior to the execution of this Agreement;

11.2.2.	The Due Diligence Investigation has in form, scope and substance been as agreed between the Parties based on the terms of this Agreement, including the Seller’s Warranties and the need to avoid delay in the execution of this Agreement caused by a time consuming due diligence process; and

11.2.3.	The Purchaser has (subject to the fact that the Due Diligence Investigation was of the agreed scope) raised all issues it considered relevant in connection with the transactions contemplated by this Agreement.

11.3.	Purchaser’s Representations and Warranties

11.3.1.	The Purchaser represents and warrants that each of the statements set out in Schedule V (Purchaser’s Warranties) is true and accurate, in each case except as would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement.

11.3.2.	The Purchaser warrants that the Purchaser is not aware of a breach by the Seller of any Seller’s Warranty or of any other provision of this Agreement or of any matter or circumstance that will or may give rise to a breach of any Seller’s Warranty or of any other provision of this Agreement.

12.	INDEMNIFICATION

12.1.	Liability for breaches of the Agreement

12.1.1.	In the event of a breach of (i) this Agreement, including any Seller’s Warranty, (other than a breach with respect to Taxes for which the indemnity pursuant to Schedule XI (Tax Matters) shall constitute the sole remedy or (ii) the Seller’s Completion Certificate delivered at Completion pursuant to Clause 4.3.5, but only in each of cases (i) and (ii) to the extent that the Purchaser was unaware prior to the execution of this Agreement of the breach itself or the full extent of the effect thereof (disclosure by the Seller and the actual or deemed knowledge acquired by the Purchaser after the date of this Agreement being irrelevant to the Purchaser’s right to claim), the Seller must promptly indemnify and hold harmless the Purchaser (or, at the request of the Purchaser, the relevant Group Companies) from and against any and all damage (schade) within the meaning of Article 6:96 of the Dutch Civil Code proven to be suffered from any cause of action by the Purchaser, or any of the Group Companies, directly or indirectly or concerning that breach. Without duplication, any such damages suffered by any of the Group Companies will be considered to be damages suffered by the Purchaser in an equal amount.

12.1.2.	The Seller shall, however, not be liable for any amounts to the extent that they are reflected as liabilities on the Final Net Asset Value Statement or for consequential or punitive damages (and thus the Seller shall be liable for damages only to the extent that any damage was reasonably foreseeable).

12.1.3.	Any damage suffered by the Purchaser in respect of a breach of any Seller’s Warranty or any certificate delivered pursuant hereto with respect to any Seller’s Warranty (other than a breach of any Tax Warranties) shall be calculated on a dollar-for-dollar basis without applying any multiplier or any other valuation principles used by the Purchaser in calculating the Purchase Price and shall be paid in U.S. dollars.

12.1.4.	The sole remedy of the Purchaser for a breach of any Seller’s Warranty or any certificate delivered pursuant hereto with respect to any Seller Warranty (other than a breach of any Tax Warranties) shall be an action for damages. Except only as may be permitted under Clause 4.3.1, the Purchaser shall not be entitled to terminate or rescind this Agreement in the event of a breach of any Seller’s Warranty or any certificate delivered pursuant hereto with respect to any Seller Warranty (including a breach of any Tax Warranties). Subject to a valid assignment under Clause 16.6, no person other than the Purchaser is entitled to make a claim in respect of a breach of any of the Seller’s Warranties. For the avoidance of doubt, any failure of any Seller’s Warranty to be true and accurate as of the date hereof and as of the Completion Date shall be deemed to be a breach of Seller’s Warranties for purposes of this Section 12 (except with respect to any of Seller’s Warranties which in Schedule III (Seller’s Warranties) are expressly stated to be only as of a particular date, which must be true and accurate as of such date and other than a breach with respect to Taxes for which the indemnity pursuant to Schedule XI (Tax Matters) shall constitute the sole remedy).

12.1.5.	A breach of any Seller’s Warranty or any certificate delivered pursuant hereto with respect to any Seller Warranty that is capable of remedy shall not entitle the Purchaser to a Claim unless the Seller is given notice of such breach in accordance with Clause 13.1 and such breach is not remedied within 45 Business Days after the date on which notice is served.

12.1.6.	Despite anything to the contrary anywhere in this Agreement, Claims resulting from a breach of paragraph 3.1 of Schedule III (Seller’s Warranties) shall not be limited by Clauses 11.2 (or any knowledge or deemed knowledge of the Purchaser), 12.2, 12.3 or 12.4 of this Agreement.

12.2.	Time limitation for Claims

12.2.1.	The Seller is not liable in respect of a Claim, unless notice of the Claim (stating in reasonable detail the nature of the Claim and, if practicable, the amount claimed but not necessarily comprising the institution of formal recovery proceedings) has been given to the Seller in accordance with Clause 13.1:

(A)	in respect of Environmental Claims or in respect of Clause 12.13.4 (Litigation and other matters): before 17.30 CET on the 5th anniversary of the Completion Date; and

(B)	in respect of Claims relating to any other Seller’s Warranty or the certificate delivered pursuant to Clause 4.3.5 (except under paragraph 3.1 of Schedule III): before 17.30 CET on May 31, 2008.

12.3.	Minimum Claims

12.3.1.	Neither Seller nor Guarantor shall be liable for a Claim, an Environmental Claim or in respect of Clause 12.13.4 (Litigation and other matters) unless (x) the amount of an individual Claim or series of similar Claims exceeds USD 175,000 (any Claim or series of similar Claims exceeding USD 175,000 being referred to as a “Qualifying Claim”) and (y) the aggregate amount of all Qualifying Claims exceeds USD 5,000,000 (the “Deductible”), in which case the Seller’s and Guarantor’s liability shall be in respect of the amount in excess of such Deductible only, for the avoidance of doubt it being understood that once such Deductible threshold is met the Seller’s and Guarantor’s liability shall be in respect of the full amount of all Qualifying Claims in excess of the Deductible and not just the portion over USD 175,000.

12.3.2.	For the avoidance of doubt, if there is a Claim because the Material Adverse Effect threshold set out in Schedule III (Seller’s Warranties) is met, then the full amount giving rise to that Claim will count towards the thresholds set out in Clause 12.3.1, and not only the excess above that Material Adverse Effect threshold.

12.3.3.	With respect to the matters listed in Appendix F to Schedule III (Litigation) numbered 19 and 21, the Parties agree that: (i) neither the Seller nor the Guarantor shall be liable for payment of the first Euro[ ](combined for both items and calculated without reference to any other de minimus threshold) of loss incurred, (ii) any loss (on a combined basis) incurred with respect to such items, but only to the extent it exceeds such Euro[ ] theshold, will first be applied against the Deductible under Section 12.3.1., and (iii) if and to the extent the Deductible threshold has been met the Seller shall be liable pursuant to clause 12.13.4 (A) with respect to these items (but only the amount in excess of Euro[ ] and subject to all other limitations contained herein except for the USD 175,000 de minimus threshold and clause 11.2). The Euro[ ] threshold for these two items will be increased Euro for Euro by any provision for such items included in the Final Net Asset Value Statement at Completion which has the effect of reducing the Purchase Price.

12.4.	Maximum liability

The aggregate liability of the Seller and the Guarantor in respect of all Claims (except Claims relating to any breach of the representations contained in Clause 3.1 of Schedule III (Seller’s Warranties), which shall not be limited in any amount), and in respect of Clause 12.13.3 (Environmental Liabilities) and Clause 12.13.4 (Litigation and other matters) shall not exceed USD 100,000,000 in the aggregate.

12.5.	Acts or omissions of the Purchaser

Neither the Seller nor the Guarantor shall be liable for any matter or circumstance if it would not have arisen but for anything done or omitted to be done by the Purchaser or any of the Companies or any of their respective directors, employees or agents after Completion or before Completion by the Seller, the Guarantor or the Companies at the explicit written request of the Purchaser or by the Seller or the Companies in order to comply with a legal obligation.

12.6.	Mitigation

The Purchaser will take all measures required by Law and will ensure that all measures required by Law are taken after Completion by the Companies in order to avoid or mitigate damage that may give rise to a Claim.

12.7.	Prior receipt

12.7.1.	If, before the Seller or the Guarantor pay an amount in discharge of any Claim, the Purchaser or any other member of the Purchaser’s Group recovers or is entitled to recover from a third party, including for the avoidance of doubt any Tax Authority or insurance company or pursuant to any indemnification arrangements with other persons, a sum that is related to the Claim, the Seller may, in its sole discretion, require that:

(A)	the Purchaser or the relevant member of the Purchaser’s Group takes all reasonable steps necessary to enforce recovery from the third party before enforcing the Claim against the Seller, after notice of such Claim has been given in accordance with Clause 13.1;

(B)	the amount of the relevant Claim shall be reduced or satisfied with the sum actually recovered from the third party; and

(C)	the Seller substitutes the Purchaser by subrogation in its right or claim with respect to the third party, conditional upon the Seller settling and discharging the Purchaser’s Claim.

12.7.2.	If the Seller or the Guarantor pays an amount in discharge of any Claim and the Purchaser or any other member of the Purchaser’s Group subsequently recovers or is entitled to recover from a third party, including for the avoidance of doubt any Tax Authority or insurance company or pursuant to any indemnification arrangements with other persons, a sum that is related to the Claim, the Seller may, in its sole discretion, require that:

(A)	the Purchaser or the relevant member of the Purchaser’s Group takes all reasonable steps necessary to enforce recovery from the third party;

(B)	the Purchaser pays to the Seller an amount equal to the sum actually recovered from the third party or, if less, the amount previously paid by the Seller to the Purchaser; and

(C)	the Seller substitutes the Purchaser by subrogation in its right or claim with respect to the relevant third party conditional upon the Seller settling and discharging the Purchaser’s Claim.

12.8.	Insurance

Neither the Seller nor the Guarantor shall be liable in respect of a Claim to the extent that the damages giving rise to the Claim are covered under any insurance policy benefiting the Companies or the Purchaser and the relevant insurer actually pays such amount to the relevant Group Companies or Purchaser it being understood there shall be no obligation of any kind for any member of the Purchaser’s Group to maintain insurance.

12.9.	Provisions for liabilities

Neither the Seller nor the Guarantor shall be liable in respect of a Claim to the extent that the matter giving rise to the Claim has been recognized as a liability in the Final Net Asset Value Statement and accordingly to that extent has already been taken into account in determining the Purchase Price.

12.10.	Tax benefits

In assessing the amount of any Claim, such amount shall be reduced by any Tax benefit (as determined in the next sentence) which would not, but for such Claim, be allowable to the Purchaser’s Group. The amount of such Tax benefit shall be initially determined by the Seller in its reasonable good faith discretion (applying the Tax rate in effect as determined by the

Purchaser in its reasonable good faith discretion and taking into account likely timing of the actual use of any Tax benefit) and provided to the Purchaser together with sufficient detail and supporting information to allow the Purchaser to reasonably evaluate the basis for the computation. The Purchaser shall have fifteen 15 Business Days to object to the computation of the amount of the Tax benefit. If the Purchaser objects, the Seller and the Purchaser shall work in good faith for such time as may reasonably be necessary to resolve any such differences.

12.11.	No cumulation

The Purchaser shall not be entitled to recover from the Seller more than once in respect of the same damage suffered.

12.12.	Changes in Law and practice

The Seller shall not be liable in respect of a Claim to the extent that the Claim arises or is increased as a result of:

12.12.1.	any change in Law, practice or interpretation of the Law after the date of this Agreement;

12.12.2.	any change in the rates, methods of calculation, basis, imposition or collection of Taxation after the date of this Agreement; or

12.12.3.	any change in the accounting or Taxation policies or practice of the Purchaser or any other member of the Purchaser’s Group after the Completion Date.

12.13.	Other Indemnities

12.13.1.	Assumed Liabilities. Purchaser shall indemnify and hold harmless the Seller, the Guarantor and their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing, from and against any and all losses, liabilities and costs resulting from or arising out of the Assumed Liabilities for the avoidance of doubt limited to the extent such liabilities have been taken into account in determining the Purchase Price.

12.13.2.	Excluded Subsidiaries. Seller shall indemnify and hold harmless the Purchaser each of the Group Companies and their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing, from and against any and all losses, liabilities and costs resulting from or arising out of the Excluded Subsidiaries.

12.13.3.	Environmental Liabilities. Despite anything contained in this Agreement but subject to Section 12.3, the Seller must at all times indemnify (schadeloosstellen) each member of the Purchaser’s Group, and, at the election of the Purchaser, hold harmless (vrijwaren) each member of the Purchaser’s Group, concerning any damages, liabilities, costs, expenses or legal proceedings from any cause of action incurred within a period of five years from Completion by or affecting such member of the Purchaser’s Group concerning compliance with Law or a governmental order, not elicited or solicited in any way by any member of the Purchaser’s Group and related to (a) any of the matters listed in Appendix E to Schedule III (Environmental Issues) or (b) the Seller’s Warranties set out in clause 9 (Environment) of Schedule III (Seller’s

Warranties); provided in each of cases (a) and (b) the use of such sites is not materially altered after Completion from the use of such sites prior to Completion (collectively “Environmental Claims”).

12.13.4.	Litigation and other matters. Despite anything contained in this Agreement, but subject to Section 12.3, the Seller must at all times indemnify (schadeloosstellen) each member of the Purchaser Group, and, at the election of the Purchaser, hold harmless (vrijwaren) each member of the Purchaser Group, concerning any damages, liabilities, costs, expenses or legal proceedings from any cause of action incurred by or affecting any member of the Purchaser Group, concerning:

(A)	those matters listed in Appendix F to Schedule III (Litigation) numbered 1, 2, 3, 15, 16, 19 and 21; and

(B)	those matters listed in Schedule XXV (Specific Indemnities).

12.13.5.	Clauses 12.10 through 12.12 shall apply mutatis mutandis to this Clause 12.13.

13.	CONDUCT OF CLAIMS

13.1.	Notification of a Claim

The Purchaser shall, as soon as reasonably practicable after it becomes aware of a Claim or any matter or circumstance that will or may give rise to a Claim, give written notice to the Seller. The notification of the Purchaser shall contain all details of such Claim at the time reasonably available to the Purchaser, including to the extent possible the Purchaser’s estimate of the amount of the Claim, an indication as to whether any insurance coverage or third party recourse would be available in respect of the Claim and all other information reasonably necessary to enable the Seller to assess the merits of the Claim.

13.2.	Time limit

If the Purchaser fails to give notice in terms of Clause 13.1, such failure will not in itself result in such Claim not being enforceable against the Seller except to the extent Seller has been actually prejudiced by such failure to give notice, it being understood that the only applicable periods of prescription are those in Clause 12.2.

13.3.	Provision of information

Upon notification of a Claim pursuant to Clause 13.1, the Purchaser shall, and shall procure that the Companies shall at the Seller’s cost and subject to confidentiality arrangements to the Purchaser’s satisfaction being put in place:

13.3.1.	allow the Seller or its representatives access to books, records and to such personnel of the Purchaser’s Group as the Seller may reasonably request to investigate the Claim;

13.3.2.	disclose to the Seller or its representatives all information and documents relevant to the Claim; and

13.3.3.	take such steps as the Seller may request pursuant to Clauses 12.7 and 13.4.

13.4.	Third Party Claims

13.4.1.	If a Claim or any matter or circumstance that will or may give rise to a Claim notified pursuant to Clause 13.1 relates to a claim by a third party in or out of court against the Purchaser or the Companies (a “Third Party Claim”) then the Seller or the Guarantor may at any time, by a written notice to the Purchaser, take over the defense of the Third Party Claim, subject in all cases to Clause 13.4.4. If the Seller or the Guarantor takes over the defense the Purchaser shall, and shall ensure that the Purchaser’s Group shall:

(A)	leave the conduct of the Third Party Claim entirely to the Seller or the Guarantor, as the case may be, provided that it shall keep the Purchaser reasonably updated on all developments in relation to the Third Party Claim and consult with the Purchaser on the strategy and direction of its defense on a regular basis;

(B)	give the Seller or the Guarantor, as the case may be, all assistance reasonably necessary to conduct the Third Party Claim on its behalf, or on behalf of the relevant member of the Purchaser’s Group, including the granting of specific powers of attorney; and

(C)	allow the Seller or the Guarantor, as the case may be, and its representatives reasonable access and disclose to the Seller or the Guarantor, as the case may be, and its representatives information and documents as set out in Clauses 13.4.1 and 13.4.2.

13.4.2.	If the Seller or the Guarantor conducts the defense to the Third Party Claim and it is able to secure a potential settlement at an amount that is less than the amount of damage for the Purchaser or the relevant company of the Purchaser’s Group, it shall notify the Purchaser who shall then either:

(A)	agree to the proposed settlement, in which case the Seller and the Guarantor shall be fully released from liability for any Claim to which the Third Party Claim relates upon payment in full of the settlement amount to the Purchaser; or

(B)	take over the conduct of the Third Party Claim, in which case the Purchaser shall release the Seller and the Guarantor in writing from any liability for any Claim to which the Third Party Claim relates in excess of the settlement amount stated in the notification of the Seller.

If the Purchaser has not within 20 Business Days after receipt of the notification of the Seller in respect of the proposed settlement notified the Seller of its decision, it shall be deemed to have elected to agree to the proposed settlement conditional upon receipt of the payment referred to in sub-Clause (A).

13.4.3.	If clause 13.4.4 applies or if the Seller has not issued a notification pursuant to Clause 13.4.1, the Purchaser shall conduct the Third Party Claim. The Purchaser shall, and shall procure that the relevant company of the Purchaser’s Group shall:

(A)	not without the prior written consent of the Seller, such consent not to be unreasonably withheld or delayed, accept the Third Party Claim, waive any defense or agree to any settlement;

(B)	consult with and follow the instructions of the Seller and take all such action as the Seller may reasonably request in relation to the Third Party Claim;

(C)	keep the Seller informed of all developments in relation to the Third Party Claim;

(D)	take all steps required by Law to mitigate the amount of damage that may arise in respect of the Third Party Claim;

(E)	seek the assistance of a legal advisor who has the relevant experience and is reasonably acceptable to the Seller; and

(F)	not announce or otherwise disclose the terms of any settlement without the Seller’s prior written consent.

13.4.4.	Notwithstanding anything to the contrary herein, if Purchaser reasonably believes that the defense of any Third Party Claim by Seller pursuant to this Clause 13.4 would be reasonably likely to adversely affect a material customer, supplier or any other material business relationship of the Purchaser, then Purchaser shall be entitled at its option to defend such Third Party Claim at Seller’s reasonable cost and expense.

14.	CONFIDENTIALITY AND ANNOUNCEMENTS

14.1.	Confidentiality

14.1.1.	Information acquired by each Party regarding the other or regarding the Group Companies or the Participations in connection with the negotiation, entering into, and performance of this Agreement (and in the case of the Seller and Guarantor information acquired by them regarding the Group Companies or the Participations in connection with their ownership of the Shares) shall be considered to be confidential information, which each Party, without limit of time, shall not disclose to any third parties except:

(A)	with the prior written consent of the other Party;

(B)	as may be required by Law, applicable accounting or stock exchange regulations or order of a court of competent jurisdiction;

(C)	to its auditors, legal counsel, financing sources, rating agency and other advisors who are required by Law or written agreement to maintain the confidentiality of such information; and

(D)	subject to adequate confidentiality undertakings being obtained (in the case of a proposed sale of interests in the Solicitation Period and pursuant to Clause 2.6 to the Seller’s reasonable satisfaction) prior to the disclosure of any information, to a direct or indirect shareholder of the Purchaser or their professional advisers, any direct or indirect general or limited partner, trustee, nominee or manager of the Purchaser’s direct or indirect shareholders or any company or fund which is advised by, or whose assets are managed by the advisor or manager from time to time of the Purchaser’s direct or indirect shareholders, or where required or advisable to be disclosed in connection with a circular, listing particulars, prospectus or otherwise in connection with either any (re)financing or debt or equity fundraising or syndication of any member of the Purchaser’s Group or any of the Purchaser’s direct or indirect shareholders or in connection with the sale or listing of the shares in any member of the Purchaser’s Group or the Purchaser’s direct or indirect shareholders.

14.1.2.	Disclosures being made pursuant to Clause 14.1.1 (B) shall not be made without – as far as possible – prior notice to and consultation with the other Party.

14.1.3.	The above confidentiality obligations shall not apply to information which:

(A)	was available to the general public at the time of its first disclosure by one Party to the other;

(B)	becomes available to the general public other than as a result of any non-compliance with Clause 14.1;

(C)	is provided to the receiving Party by a third party who is lawfully in possession of such information and who has a lawful right to disclose it free of confidentiality obligations;

(D)	was in the possession of the receiving Party free of any confidentiality obligation prior to its disclosure to such Party by the other Party; or

(E)	was independently developed by the receiving Party.

14.1.4.	The obligations of the Parties contained in the confidentiality agreement between them dated 8 July 2005 attached hereto as Schedule XVIII will automatically terminate upon Completion.

14.1.5.	Each Party shall cause its respective employees, agents and representatives not to disclose to any third party or to use or exploit for any purpose whatsoever any such information, which the Party itself is prohibited from disclosing or using pursuant to Clause 14.

14.1.6.	Clause 14.1 shall survive any termination of this Agreement, regardless of the reason therefore.

14.1.7.	In case of breach of Clause 14.1, the other Party shall have any remedies provided for under applicable Laws, including the right to seek injunctions or other provisional remedies in front of the ordinary courts.

14.2.	Announcements

14.2.1.	The Parties have agreed in Schedule XIX on the time and manner in which this Agreement shall be announced to the public.

14.2.2.	Subject to Clauses 14.2.1 and 14.2.3, none of the Parties shall make any announcement before or after Completion with respect to this Agreement or any ancillary matter without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed.

14.2.3.	Notwithstanding Clause 14.2.2, a Party may make an announcement with respect to this Agreement or any ancillary matter if:

(A)	required by any Law to which that Party is subject, provided that such Party shall use reasonable endeavours to consult with the other Party and take into account any reasonable comments of the other Party prior to making any such announcement; or

(B)	on terms consistent with Schedule XIX and which do not contain any confidential information the disclosure of which would require consent under Clause 14.1.

15.	EFFECT OF TERMINATION

If this Agreement is terminated pursuant to Article 4 or Clause 6.3:

15.1.1.	all rights and obligations of the Purchaser and the Seller under this Agreement shall end except for this Clause 15, Clauses 1 (Interpretation), 14 (Confidentiality and Announcements), 16.2 (Notices), 16.14 (Governing Law) and 16.15 (Jurisdiction) that will remain in full force and effect; and

15.1.2.	a Party shall not be relieved from liability for a breach prior to termination of any of its warranties, covenants or other obligations in this Agreement.

16.	GENERAL PROVISIONS

16.1.	Further assurance

At or following Completion the Seller and the Purchaser shall sign all documents and undertake and perform all acts necessary for the fulfillment of their respective obligations under this Agreement and the Seller shall use its best efforts to procure that in the period up to Completion the relevant Group Companies deliver to the Purchaser such certified copies of constitutional documents, corporate resolutions, authorisations, powers of attorney, specimen signatures and “know your customer” information as is reasonably necessary to satisfy at Completion the conditions precedent set out in Schedule 2 of the Facility Agreements as provided to the Seller prior to the date hereof.

16.2.	Notices

16.2.1.	All notices, consents, waivers, requests, claims, demands and other communications under this Agreement (“Notices”) must be in writing in English and delivered by hand or sent by registered mail, express courier or fax to the appropriate addresses and fax numbers set out below, or to such addresses and fax numbers as a Party may notify the other Party of from time to time. A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered mail or express courier, or at the time of successful transmission, if delivered by fax or e-mail.

To the Guarantor or the Seller:

Name: Universal Corporation
Address: 1501 North Hamilton Street, Richmond, Virginia 23230 USA
Fax number: [ ]
Attention: Preston Wigner, Esq.

With a copy to:

Name: Wachtell, Lipton, Rosen & Katz
Address: 51 West 52nd Street, New York, New York 10019 USA
Fax number: [ ]
Attention: Elliott V. Stein

To the Purchaser:

Name: NVDU Acquisition B.V.
Address: Wijnhaven 65, 3011 WJ Rotterdam, The Netherlands
Fax number: [ ]
Attention: The Managing Directors

With a copy to:

Name: NIBC Principal Investments Equity B.V.
Address: Carnegieplein 4, 2517 KJ Den Haag, the Netherlands
Fax number: [ ]
E-mail: [ ]
Attention: Alfred F. Tulp (Managing Director)

16.2.2.	The Parties agree that despite the aforegoing any process commencing or issued concerning any legal proceeding may, subject to Clause 16.15, also be served according to any Law that applies.

16.3.	Expenses

Except as explicitly stated otherwise in this Agreement, each Party to this Agreement shall pay its own costs and expenses in relation to the preparation and execution of this Agreement and the sale and purchase of the Assets. For the avoidance of doubt, all fees and expenses of any of the Guarantor’s or the Seller’s legal, financial or other advisors or representatives shall be for the account of the Guarantor or the Seller as the case may be.

16.4.	Entire agreement

This Agreement constitutes the entire agreement between the Parties relating to the sale and purchase of the Assets and Shares. This Agreement supersedes and terminates any earlier agreements, either verbally or in writing, between the Parties and no Party shall have any right or remedy against any other Party arising out of or in connection with any such earlier agreements unless stated otherwise in this Agreement.

16.5.	Amendment

This Agreement may only be amended by mutual agreement in writing.

16.6.	Assignment

None of the Parties may assign or procure the assumption of its rights and obligations under this Agreement or any certificate delivered pursuant to this Agreement, either in whole or in part, to any other person without the prior written consent of the other Party, except that the rights and obligations of the Purchaser, the Companies and each of the Subsidiaries under this Agreement and any certificate delivered pursuant to this Agreement including without limitation the benefit of the Seller’s Warranties, may be pledged, assigned or transferred in whole or in part (including for the purpose of providing security) on terms the Purchaser considers appropriate to parties providing financing (or any refinancing) from time to time to the Purchaser and/or any of the Companies and/or any of the Subsidiaries.

16.7.	Partial invalidity

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced by a provision that is considered to be valid and enforceable. The interpretation of the replacing provision shall be as close as possible to the intent of the invalid or unenforceable provision.

16.8.	[Reserved.]

16.9.	Rescission after Completion

Each Party waives its right to nullify (vernietigen) or rescind (ontbinden) this Agreement pursuant to Articles 6:228 or 6:265 of the Dutch Civil Code after Completion and the other Party accepts such waiver.

16.10.	No waiver

The rights of any Party under this Agreement are without prejudice to all other rights and remedies available to such Party and no failure by any Party to exercise, and no delay in exercising, any right under this Agreement, in the event of breach of contract by any Party hereto will operate as a waiver of such right or any other right under this Agreement.

16.11.	Payments

16.11.1.	Any payment by the Purchaser or any other member of the Purchaser’s Group to the Seller under this Agreement shall be made to the Seller or, at the discretion and direction of the Seller, to any other member of the Seller’s Group;

16.11.2.	Any payment by the Seller, Guarantor or any other member of the Seller’s Group to the Purchaser under this Agreement shall be made to the Purchaser or, at the discretion and direction of the Purchaser, to any other member of the Purchaser’s Group;

16.11.3.	Any indemnity payment made by the Seller or Purchaser in respect of a claim for any breach of this Agreement, including any Claim or Tax Claim, shall be deemed an adjustment of the Purchase Price for Tax purposes.

16.12.	Other agreements

Clauses 1 (Interpretation), 14 (Confidentiality and Announcements), 16.2 (Notices), 16.14 (Governing Law) and 16.15 (Jurisdiction) shall apply mutatis mutandis to all agreements connected with this Agreement save as otherwise provided or as the context may otherwise require in the relevant agreement.

16.13.	Counterparts

This Agreement may be signed in any number of counterparts each of which, when executed by one or more of the Parties, shall constitute an original.

16.14.	Governing Law

This Agreement is governed by and must be interpreted according to the Laws of the Netherlands.

16.15.	Jurisdiction

Subject to Clause 16.15.6, all disputes arising out of or in connection with this Agreement, including one regarding the existence, validity or termination of this Agreement or the consequences of its nullity (a “Dispute”), shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce, provided that:

16.15.1.	the arbitral tribunal shall be composed of one arbitrator, in the case of Disputes involving amounts not in excess of USD 5,000,000 and three arbitrators in the case of all other Disputes, each of whom being an independent lawyer having not less than 20 years relevant experience and agreeable to the Parties otherwise such persons appointed in accordance with the Rules of Arbitration of the International Chamber of Commerce;

16.15.2.	the place of arbitration will be London, England;

16.15.3.	the language of the proceedings will be English;

16.15.4.	the arbitral award will be final and binding;

16.15.5.	the Parties waive any right to refer points of Law or to appeal to the courts, to the extent that such waiver can validly be made; and

16.15.6.	nothing prevents a Party approaching the relevant courts for urgent interim injunctive relief pending the outcome of the arbitration proceedings referred to above.

16.16.	Fraud

Nothing in this Agreement limits any liability of a Party arising as a result of fraud or willful misconduct.

17.	GUARANTEE

17.1.	As security for the fulfillment of the Seller’s obligations under this Agreement, the Guarantor hereby as a separate and independent obligation, unconditionally and irrevocably guarantees to the Purchaser the due and punctual performance and observance by the Seller and its assigns and successors of all their obligations, commitments, undertakings, warranties and indemnities under or pursuant to this Agreement (the “Guaranteed Obligations”) and agrees to indemnify, defend and hold harmless the Purchaser against any and all losses and damages that the Purchaser may suffer through or arising from any breach by the Seller of any of the Guaranteed Obligations.

17.2.	If and whenever a default occurs for any reason whatsoever in the performance of any of the Guaranteed Obligations, the Guarantor shall forthwith upon demand unconditionally perform, or procure performance of, and satisfy, or procure the satisfaction of, the Guaranteed Obligations in regard to which such default has been made in the manner described by this Agreement and so that the same benefits shall be conferred on the Purchaser as they would have received if the Guaranteed Obligations had been duly performed and satisfied by the Seller.

17.3.	As a separate and independent obligation, the Guarantor hereby agrees that any of the Guaranteed Obligations, including any moneys payable, that may not be enforceable against or recoverable from the Seller by reason of any legal limitation, disability or incapacity on or of any of the same or any other fact or circumstances (other than any limitation imposed by this Agreement) shall nevertheless be enforceable against and recoverable from the Guarantor, on a joint and several basis, as though the same had been incurred by the Guarantor and the Guarantor were the sole or principal obligor in respect thereof and any such Guaranteed Obligation shall be performed or paid by the Guarantor.

THUS AGREED AND SIGNED ON July 6, 2006.

UNIVERSAL CORPORATION,

By:	/s/ Allen B. King
Name:	Allen B. King
Title:	Chairman, President and Chief Executive Officer

By:	/s/ William J. Coronado
Name:	William J. Coronado
Title:	Vice President

DELI UNIVERSAL, INC.,

By:	/s/ William J. Coronado
Name:	William J. Coronado
Title:	Director and Vice President

By:	/s/ David M. Moore
Name:	David M. Moore
Title:	Director

NVDU ACQUISITION B.V.,

By:	/s/ Alfred Tulp
Name:	Alfred Tulp
Title:

N.V. DELI UNIVERSAL,

By:	/s/ Jack van de Winkel
Name:	Jack van de Winkel
Title:

By:	/s/ Ron H. J. Bosch
Name:	Ron H. J. Bosch
Title:

SCHEDULE I (DEFINITIONS)

“Accounting Policies” means the specific principles, bases and conventions, rules and practices applied on a consistent basis and used by the Companies in preparing and presenting financial statements; provided, however, that, (i) unless expressly provided in this Agreement (including any applicable schedules), to the extent any Accounting Policies are inconsistent with the Accounting Rules, the Accounting Rules shall apply for all purposes hereunder and (ii) the items and their treatment as listed and set out in Schedule XIII are agreed to be in accordance with the Accounting Rules and will be treated in the same way in the preparation of the Initial Net Asset Value Statement and the Final Net Asset Value Statement;

“Accounting Rules” means US GAAP standards as at the date of this Agreement;

“Accounts” means the balance sheet (balans) as at March 31, 2006, and the profit and loss statement (winst- en verliesrekening) for the financial year ended on March 31, 2006, copies of which Accounts are included in Schedule X;

“Agreement” means this Purchase and Sale Agreement including the recitals and all Schedules and Appendices, as amended in accordance with its terms;

“Assets” means those assets listed on Schedule IV (Assets and Assumed Liabilities);

“Assumed Liabilities” means the liabilities listed on Schedule IV (Assets and Assumed Liabilities) or which relate to, or arise from, the use of Assets. For the avoidance of doubt, all Taxes and other amounts in respect of which the Seller has an indemnification obligation under Clause 5.1 of Schedule XI shall not be Assumed Liabilities;

“Business” means the lumber and building supplies and agri-products businesses (but not including the sheet tobacco business) currently conducted by the Companies and their Subsidiaries;

“Business Day” means a day, other than a Saturday or a Sunday, on which the banks in New York and Amsterdam are open for normal business;

“Claim” means any individual claim by the Purchaser for which indemnification is sought pursuant to this Agreement;

“Code” means the Internal Revenue Code of 1986, as amended from time to time;

“Commitment Letters” has the meaning given in Clause 7 of Schedule V;

“Companies” has the meaning given in the recitals to this Agreement;

“Competing Business” means any business competing with the Business or any of the businesses currently being carried on by any of the Group Companies other than any business currently being conducted by or through the Excluded Businesses;

“Completion” means the completion of the sale and transfer of the Shares and Assets pursuant to Clause 6;

“Completion Date” has the meaning given in Clause 6.1;

“Contest” has the meaning given in Clause 1.2 of Schedule XI;

“De Amstel” has the meaning given in Clause 1 of Schedule XII;

“Deductible” has the meaning given in Clause 12.3.1;

“Deli-HTL” has the meaning given in Clause 1 of Schedule XII;

“Deli Mij” has the meaning given in the recitals to this Agreement;

“DMH Shares” means the entire issued and outstanding share capital of Deli Mij;

“DNB” means the Dutch Central Bank (De Nederlandsche Bank N.V.);

“Due Diligence Investigation” has the meaning given in the recitals of this Agreement;

“Dutch Branch” means the Dutch branch of Deli Universal, Inc. as registered with the Rotterdam Chamber of Commerce under [                    ], with a registered address at Wijnhaven 65, 3011 WJ Rotterdam;

“Dutch Branch Inclusive Return” has the meaning given in Clause 3.1 of Schedule XI.

“Dutch Fiscal Unity” means the Fiscal Unity between Deli Universal, Inc. and N.V. Deli Universal and its direct and indirect subsidiaries insofar as included in a Fiscal Unity for corporate income tax purposes with the Dutch Branch acting as the parent company;

“Dutch Tax Ruling” means the determination agreement in form and substance as attached hereto as Schedule VII (vaststellingsovereenkomst) issued by the Dutch Tax Authorities;

“Dutch Stock Certificate” has the meaning given in Clause 1.3 of Schedule II;

“Estimated Purchase Price” has the meaning given in Clause 3.2;

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time;

“Excluded Businesses” means the Excluded Subsidiaries and any of those businesses currently conducted by or through Red River Foods, Nestmink, Ltd., Barrow Lane & Ballard, Ltd. or Plasto Food Services, Ltd. and their respective subsidiaries, provided that the Seeds Business shall not be treated as an Excluded Business;

“Excluded Subsidiaries” means the issued and outstanding share capital or partnership shares of Deutsch-hollandische Tabaksgesellschaft GmbH&Co. KG and B.V. Deli -HTL Tabak Maatschappij that is held by N.V. Deli Universal and Subsidiaries;

“Facility Agreements” means the Senior Facility Agreement and the Mezzanine Facility Agreement and any refinancing, amendment or modification thereto;

“Federal Income Tax Returns” means any Tax Returns with respect to Income Taxes that may be filed with any U.S. federal Tax Authority;

“Federal Income Taxes and State and Local Consolidated Income Taxes” has the meaning given in Clause 1.1 of Schedule XI (Tax Matters);

“Final Net Asset Value Statement” means the statement detailed in Clause 3.1 (Determination) of Schedule VIII (Determination of Net Asset Value Statement);

“Fiscal Unity” means the unity for Dutch tax purposes in accordance with Article 15 of the Dutch Corporate Income Tax Act (Wet op de vennootschapsbelasting 1969) or in accordance with Article 7 paragraph 4 of the Dutch Value Added Tax Act (Wet op de omzetbelasting 1968);

“Foreign Income Taxes” has the meaning given in Clause 3.2(a) of Schedule XI;

“Foreign Income Tax Returns” means any Tax Returns with respect to Income Taxes that may be filed with any Tax Authority other than a Tax Authority of the United States or any political subdivision therein;

“Governmental Body” shall mean any court or any national, federal, state, municipal, or local government or any political subdivision, governmental department, commission, board, bureau, agency, official or instrumentality of any thereof, domestic or foreign, and shall include the European Commission;

“Group Companies” means the Companies and the Subsidiaries, each being a “Group Company”;

“ICC” has the meaning given in the recitals to this Agreement;

“ICC Shares” means the entire issued and outstanding share capital of ICC;

“Income Tax Returns” means any and all Federal Income Tax Returns, Foreign Income Tax Returns, State and Local Consolidated Income Tax Returns and State and Local Standalone Income Tax Returns;

“Income Taxes” means any Taxes imposed on or determined by reference to net income, together with any interest or penalty, addition to tax or additional amount imposed by any Tax Authority;

“Independent Auditor” has the meaning given in Clause 3.9 (Determination) of Schedule VIII (Determination of Net Asset Value Statement);

“Initial Net Asset Value Statement” has the meaning given in Clause 7.1.1;

“Intercompany Payables” means any amounts payable by any of the Group Companies to the Seller or any of its affiliates (including the Guarantor and the Excluded Subsidiaries but other than any of the Group Companies); for the avoidance of doubt Intercompany Payables excludes any prepayment fees, penalties or break costs but includes any amounts payable by the Dutch Branch to the Seller or any of its affiliates (including the Excluded Subsidiaries but other than any of the Group Companies);

“Intercompany Receivables” means any amounts payable by the Seller or any of its affiliates (including the Excluded Subsidiaries but other than any of the Group Companies) to any of the Group Companies; for the avoidance of doubt Intercompany Receivables excludes any prepayment fees, penalties or break interest but includes any amounts payable by Seller or any of its affiliates (including the Guarantor and the Excluded Subsidiaries but other than any of the Group Companies) to the Dutch Branch;

“IRS” has the meaning given in Clause 12.1 of Schedule III;

“Key Employees” means J.M.M. van de Winkel, R. H. J. Bosch, H.J. van Meerten, Paul Ruizendaal, Paul Stemmer and those individuals listed in Schedule XVI;

“Law” means any foreign or domestic law, statute, code, ordinance, rule or regulation promulgated or enacted, or any order, judgment, writ, stipulation, award, injunction or decree entered, by a Governmental Body;

“Material Adverse Change” means any effect or change that would be materially adverse to the assets, financial or operating condition of the Companies and their Subsidiaries, taken as a whole, or to the ability of any Party to consummate timely the transactions contemplated hereby; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, including such conditions related to the businesses of the Companies and their Subsidiaries, other than any such conditions which have a disproportionate effect on the Companies and their Subsidiaries, (2) national or international political or social conditions, including the engagement by the United States or the European Union in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or the European Union, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the Unites States or the European Union, other than any such conditions which have a disproportionate effect on the Companies and their Subsidiaries, (3) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) changes in United States, Dutch or European Union generally accepted accounting principles, (5) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity, or (6) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, or the announcement of this Agreement, (b) any existing event, occurrence, or circumstance with respect to which Purchaser has actual knowledge as of the date hereof provided that this knowledge relates not only to the occurrence of the event itself but also to the full extent of the effect thereof, and (c) any adverse change in or effect on the assets, financial or operational condition of the Companies and their Subsidiaries that is cured by Seller before the earlier of (1) the Completion Date and (2) the date on which this Agreement is terminated pursuant to Clause 4.6.2 hereof;

“Mezzanine Facility Agreement” means the EUR 46 million mezzanine facility agreement to be entered into on or about the date of this Agreement and between, amongst others, NIBC Principal Investments Mezzanine B.V. as mezzanine facility agent and, NVDU Acquisition B.V. as borrower and the financial institutions listed therein as lenders;

“Net Asset Value” means the combined Net Asset Value of the Companies, the Assets and the Assumed Liabilities as further defined in Schedule IX, calculated in accordance with Schedule VIII (Determination of Net Asset Value Statement) determined in accordance with the Accounting Policies, the Accounting Rules and Schedule IX;

“Net Intercompany Payables” means the amount payable by the relevant person after setting off the Intercompany Payables due by that person and the Intercompany Receivables due to that person;

“Nomination Notice” has the meaning given to it in Clause 2.5;

“Nominee” means a member of the Purchaser’s Group designated by the Purchaser in a Nomination Notice;

“Non-Compete Period” means the period of three (3) years from the Completion Date, provided that, in relation to the Seeds Business, the Non-Compete Period shall mean the period commencing on the Completion Date and ending on the earlier of (i) the date that is eighteen (18) months from the Completion Date or (ii) the date on which the Seeds Business is no longer owned by Seller and its affiliates;

“Non-Substituted Guarantee” has the meaning given in Clause 2.4.2 of Schedule II;

“Notices” has the meaning given in Clause 16.2;

“N.V. Deli Universal” has the meaning given in the recitals to this Agreement;

“NVDU Shares” means the entire issued and outstanding share capital of N.V. Deli Universal;

“Outside Date” has the meaning given in Clause 4.6.1;

“Participations” means the companies listed in Appendix A (Subsidiaries and Participations) to Schedule III (Seller’s Warranties), in which, the Companies or the Subsidiaries owns a 50% or less voting equity interest;

“Party” or “Parties” has the meaning given in the opening of this Agreement;

“Post-Completion Tax Periods” means any and all tax periods (or portions thereof) ending after the Completion Date;

“Pre-Completion Tax Periods” means any and all tax periods (or portions thereof) ending on or before (and including) the Completion Date;

“Purchase Price” has the meaning given in Clause 3.1;

“Purchaser” means NVDU Acquisition B.V.;

“Purchaser’s Group” means the Purchaser and its subsidiaries and any direct or indirect holding company of the Purchaser and all other subsidiaries of any such holding company from time to time, including the Companies after Completion;

“Purchaser’s Notice of Disagreement” has the meaning given in Clause 3.3 (Determination) of Schedule VIII (Determination of Net Asset Value Statement);

“Purchaser’s Warranties” means the warranties given by the Purchaser set out in Schedule V (Purchaser’s Warranties);

“Qualifying Claims” has the meaning given in Clause 12.3.1;

“Recoverable Transfer Taxes” shall mean Transfer Taxes to the extent the Purchaser is entitled to recover or benefit from such Transfer Taxes by any means, including refund, input credit or reduction of its payments of transfer taxes;

“Red River” has the meaning given in the recitals to this Agreement;

“RRC Shares” means the entire issued and outstanding share capital of Red River;

“Seeds Business” means the sunflower seeds business as presently carried on by Red River Foods and its affiliates;

“Seller” has the meaning given in the opening of this Agreement;

“Seller’s Group” means the Seller and its subsidiaries and participations and any direct or indirect holding company of the Seller and all other subsidiaries of any such holding company from time to time, except the Companies after Completion;

“Seller’s Notice of Disagreement” has the meaning given in Clause 3.6 (Determination) of Schedule VIII (Determination of Net Asset Value Statement);

“Seller’s Trade Marks” means those trade marks owned or used by Seller or any of its affiliates (other than the Companies) and as listed in Schedule XXII;

“Seller’s Warranties” means the warranties given by the Seller set out in Schedule III (Seller’s Warranties) and “Seller’s Warranty” means any one of them;

“Senior Facility Agreement” means the EUR 359 million senior facility agreement to be entered into on or about the date of this Agreement and between, amongst others, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Fortis Bank (Nederland) N.V. and ING Bank N.V. (“ING”) as mandated lead arrangers, ING as senior facility agent, N.V. Deli Universal as borrower and the financial institutions listed therein as lenders;

“Shares” has the meaning given in the recitals to this Agreement;

“Solicitation Period” has the meaning given in Clause 2.6;

“State and Local Consolidated Income Tax Returns” means any consolidated, unitary or combined Tax Return with respect to Income Taxes that may be filed with respect to any Tax Authority in the United States or political subdivision therein other than a U.S. federal Tax Authority;

“State and Local Standalone Income Tax Returns” means any standalone Tax Return with respect to Income Taxes that may be filed with respect to any Tax Authority in the United States or political subdivision therein, other than a U.S. federal Tax Authority;

“State and Local Standalone Income Taxes” has the meaning given in Clause 2.1 of Schedule XI;

“State and Local Straddle Standalone Income Taxes” has the meaning given in Clause 2.3 of Schedule XI.

“Straddle Period” means any tax period beginning before and ending after the Completion Date;

“Subsidiaries” means the companies listed in Appendix A (Details of the Group Companies) to Schedule III (Seller’s Warranties), but not the Excluded Subsidiaries, in which any of the Companies or the Subsidiaries directly or indirectly own a greater than 50% voting equity interest;

“Substituted Guarantees” has the meaning given in Clause 2.4.2 of Schedule II;

“Supporting Materials” means such income statements, balance sheets, working papers as are reasonably required to verify whether the Initial Net Asset Value Statement and the Final Net Asset Value Statement, as the case may be, fairly present in all material respects the Net Asset Value as at the Completion Date;

“Tax” or “Taxation” means (a) any and all forms of direct and indirect local and national taxes (including income tax, corporate tax, VAT), customs or other duties, levies of any kind, social security contributions or other imposts or withholdings imposed by or payable to any Tax Authority as well as any payments required to be made under any contract or other agreement in relation to taxation, in all cases including penalties, additions, interest, costs and expenses relating to same and (b) any liability whether as a withholding agent or otherwise (whether under applicable Law (including consolidated return regulations), by contract, as successor or transferee, or otherwise) for or in respect of any amount described in (a) that is owed by another person;

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, chartable deduction or any other credit or tax attribute that would be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes);

“Tax Authority” means any local or national authority in or outside the Netherlands having the power to impose or collect Tax;

“Tax Claim” means any individual claim by the Purchaser in respect of Taxes;

“Tax Return” means any return, filing, report, questionnaire, information statement or other document required to be filed, including any amendments that may be filed with respect thereto, for any taxable period with any Tax Authority;

“Tax Warranties” means the Seller’s tax warranties listed in Clause 7 of Schedule XI (Tax Matters);

“Territory” has the relevant meaning set out in Schedule XX;

“Third Party Claim” has the meaning given in Clause 13.4;

“Third Party Rights” means any mortgages, charges, pledges, liens, attachments, rights of usufruct (vruchtgebruik), depository receipts, options, restrictions, rights of first refusal, rights of pre-emption, easements, leases, third-party rights or interests, reservation of ownership, licenses, other encumbrances or security interests of any kind, or any other types of preferential arrangement (including any title transfer and title retention arrangement) having similar effect; and

“Transfer Taxes” has the meaning given in Clause 5.4 of Schedule XI;

“U.S. Companies” means any of the Companies and Subsidiaries that are U.S. persons within the meaning of Section 7701(a)(30) of the Code.

SCHEDULE II (COMPLETION EVENTS)

1.	GENERAL OBLIGATIONS

1.1.	Pre-Completion Events

1.2.	Prior to the Completion, Seller will at its cost complete a restructuring in the manner provided in Schedule XII, such that N.V. Deli Universal will transfer all of its interests in the Excluded Subsidiaries to the Seller and the Excluded Subsidiaries will become direct or indirect wholly-owned subsidiaries of the Seller and such interests will be excluded from the Companies and the Assets.

1.3.	Prior to Completion, Seller will at its cost procure that N.V. Deli Universal will amend its articles of association to allow its shares to be represented by registered shares or as bearer shares and for the holders thereof to convert any registered shares that they hold into bearer shares and vice versa and Seller shall subsequently request that N.V. Deli Universal convert all registered shares held by Seller in the capital of N.V. Deli Universal into bearer shares, represented by a certificate (the “Dutch Stock Certificate” and together with certificates representing the Shares of the other Companies, the “Stock Certificates”).

1.4.	Prior to Completion, the Seller shall have provided the Purchaser a certification in the form contained in Section 1.1445-2(b)(2)(iv) of the U.S. Treasury Regulations to the effect that the Seller is not a “foreign person.”

1.5.	At Completion, the Seller will at its cost cause the Dutch Branch to be deregistered from the Dutch trade register (Handelsregister van de Kamer van Koophandel)) and terminate all of its operating activities.

1.6.	Obligations of the Seller

1.6.1.	At or prior to Completion (a) Jack van de Winkel shall resign as director and officer of the Seller and as officer of the Guarantor, Ron Bosch shall resign as director and officer of the Seller, Hendrik Jan van Meerten shall resign as secretary and general counsel of the Seller and Paul Stemmer shall resign as treasurer of the Seller, and the Guarantor and the Seller shall waive in writing any claims against these persons in respect of their duties or positions aforesaid and (b) any person serving as a director or officer of the Companies or the Subsidiaries prior to Completion who, in accordance with the terms of this Agreement, will be a director, officer or employee of Seller following the Completion shall resign as a director of such Company or such Subsidiary and the Purchaser shall waive in writing any claims against these persons in respect of their duties or positions aforesaid.

1.6.2.	At Completion to the extent that they are in the control of the Seller and relate exclusively to the Companies, the Seller shall deliver to the Purchaser all of the books, registers and records of the Seller relating to the Companies;

1.6.3.	At Completion the Seller shall deliver to the Purchaser the certificate required by Section 4.3.5.

2.	TRANSFER OF THE SHARES AND REPAYMENT OF DEBT

2.1.	Payment of Net Intercompany Payables

2.1.1.	No later than 3 Business Days prior to the Completion Date, the Seller shall provide the Purchaser with its good faith calculation of the Intercompany Payables (to include, for the avoidance of doubt, amounts owed under that certain cash pool management agreement dated April 30, 2001 (the “Cash Pool Agreement”), between Universal Finance B.V. and N.V. Deli Universal), the Intercompany Receivables and the Net Intercompany Payables, in each case as at the Completion Date.

2.1.2.	At Completion:

(A)	in addition to paying or procuring the payment of the Estimated Purchase Price to the Seller, the Purchaser shall put the relevant Group Companies in funds or procure that they are put in funds in an amount in total equal to the aggregate of the Net Intercompany Payables (to the extent due by Group Companies) as determined in Clause 2.1.1, and the Parties shall procure that the relevant Group Companies shall pay in full that portion of such Net Intercompany Payables payable by them to the relevant members of the Seller’s Group, it being understood that the 13 month notice period for prepayment of amounts outstanding under the Cash Pool Agreement is hereby waived; and

(B)	the Seller shall put the relevant member’s of the Seller’s Group in funds or procure that they are put in funds in an amount in total equal to the aggregate of the Net Intercompany Payables (to the extent due by members of the Seller’s Group) as determined in Clause 2.1.1, and the Seller shall procure that the relevant members of the Seller’s Group shall pay in full that portion of such Net Intercompany Payables payable by them to the relevant Group Companies.

2.1.3.	To the extent any Intercompany Receivables or Intercompany Payables have not been reflected in the Net Intercompany Payables paid under Clause 2.1.2 or there appears to have been an error in the determination under Clause 2.1.1, such Intercompany Receivables and Intercompany Payables shall not be cancelled at the Completion and shall be paid promptly upon request by the applicable payee. To the extent such amount is due and payable by a Group Company the Purchaser shall pay, or shall procure that the relevant Group Company pays, such amount to the relevant member of the Seller’s Group and to the extent such amount is due and payable by a member of the Seller’s Group the Seller shall pay, or shall procure that the relevant member of the Seller’s Group pays, such amount to the relevant Group Company.

2.1.4.	If any of the Companies or members of the Seller’s Group are unable to directly make or receive any of the payments required to be made or received by such persons, payment may be made or received by any direct or indirect parent of such person on such persons behalf.

2.1.5.	For the avoidance of doubt, no prepayment fees, penalties or break costs will be paid in the aforementioned settlement of Intercompany Payables and Intercompany Receivables and the Seller hereby waives or agrees to procure the waiver by the relevant member of the Seller’s Group or the relevant Group Company of any entitlement to same.

2.2.	Payment of Estimated Purchase Price

At Completion, the Purchaser shall pay or procure the payment by N.V. Deli Universal of the Estimated Purchase Price in accordance with Clause 3 of this Agreement by wire transfer into the Seller’s account in the United States of America.

2.3.	Delivery of the stock certificates

2.3.1.	At Completion and in this order:

(A)	The Seller shall transfer to the Purchaser the NVDU Shares by delivering to the Purchaser the Dutch Stock Certificates in New York, New York; and

(B)	the Seller shall transfer to N.V. Deli Universal the RRC Shares, the ICC Shares, and the DMH Shares and the Assets, and N.V. Deli Universal shall assume the Assumed Liabilities. The Stock Certificates representing the RRC Shares, the ICC Shares and the DMH Shares delivered by the Seller pursuant to this clause shall be endorsed in blank or have an executed blank stock power attached and have all transfer tax stamps attached or provided for sufficient to vest good and valid title to such Shares in N.V. Deli Universal.

2.3.2.	The Parties will co-operate to put in place customary mechanisms to ensure that payment, transfer and delivery can take place simultaneously, provided that for the avoidance of doubt Completion shall take place in New York and the order of transactions required under paragraph 2.3.1 shall be maintained.

2.4.	Repayment of Third Party Indebtedness

2.4.1.	At Completion, Purchaser shall provide sufficient funds to the relevant Group Companies to enable the relevant Group Companies to repay in full their obligations pursuant to the debt agreements and guarantees listed in Appendix A to Schedule II (the “Existing Indebtedness”).

2.4.2.	At Completion, Purchaser shall provide sufficient evidence that it has caused itself or one or more of its subsidiaries to be substituted in all respects for Seller and its Subsidiaries (other than the Group Companies), effective at and as of the Completion, in respect of all guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of Seller related to, arising under or in connection with the Existing Indebtedness (collectively, the “Substituted Guarantees”). If Purchaser is unable to effect such a substitution with respect to any of the Substituted Guarantees effective as of Completion (each a “Non-Substituted Guarantee”): (i) Purchaser must continue to use its commercially reasonable best efforts to effect such a substitution of each Non-Substituted Guarantee as soon as practicable after Completion; (ii) Purchaser hereby indemnifies Seller and its Subsidiaries (other than the Group Companies) against any Losses that Seller and its Subsidiaries (other than the Group Companies) suffer, incur or are liable for by reason of or arising out of or in consequence of: (A) Seller and its Subsidiaries (other than the Group Companies) issuing, making payment under, or being a party to, any Non-Substituted Guarantee; or (B) any claim for payment made on Seller and its Subsidiaries (other than the Group Companies) under a Non-Substituted Guarantee, in the case of clauses (A) and (B), to the extent the events giving rise to the claim under the Non-Substituted Guarantee occurred after Completion; and (iii) Purchaser may, at its option obtain letters of credit, on terms and from international financial institutions reasonably satisfactory to Seller, with respect to the obligations covered by each of the Non-Substituted Guarantee and, as and from the date of the delivery of such a letter of credit to the Seller in relation to a Non-Substituted Guarantee, the indemnity in clause (ii) will cease to apply in relation to that Non-Substituted Guarantee.

3.	TRANSFER OF ASSETS AND ASSUMED LIABILITIES

The Parties shall, and the Seller shall procure that the relevant Group Companies shall, take all such steps as may be reasonably necessary to transfer at Completion valid legal and economic ownership of the Assets and Assumed Liabilities to N.V. Deli Universal, including without limitation delivering the necessary possession, obtaining all necessary third party consents and making all necessary third party notifications.

With respect to any real property lease, equipment lease, intellectual property license, permit, assumed contract, contract or right constituting an Asset that is not transferred or assigned to N.V. Deli Universal at the Completion as a result of any third party consent or approval not being obtained prior to the Completion, then after the Completion and until the requisite consent or approval is obtained therefor and the relevant Asset is transferred and assigned to N.V. Deli Universal, the Parties shall cooperate with each other, upon written request of Purchaser, in endeavoring to obtain for N.V. Deli Universal, an arrangement with respect thereto to place N.V. Deli Universal in substantially the same position it would have been in had the Seller procured transfer of the relevant Asset at Completion to N.V. Deli Universal. To the extent necessary this may include N.V. Deli Universal agreeing to indemnify the Seller and its relevant affiliates in respect of all liabilities incurred by the Seller and its relevant affiliates in respect of the period after the Completion Date relating to such real property lease, equipment lease, intellectual property license, permit, assumed contract, contract or right.

4.	OTHER COMPLETION ARRANGEMENTS

4.1.	Purchaser’s shareholder resolution

Immediately following Completion, the Purchaser shall resolve to appoint the members of the management boards of the relevant Group Companies identified by the Purchaser, such appointments to be effective as of Completion.

SCHEDULE III (SELLER’S WARRANTIES)

For purposes of this Schedule:

“Material Adverse Effect” means an item (or series of similar items) having an aggregate adverse effect on the consolidated net income of all the Group Companies of more than USD 175,000 or on the consolidated balance sheet of all the Group Companies of more than USD 175,000 or otherwise being very important to the prospects of the Business. For the avoidance of doubt, if this materiality threshold is met, then the Seller will, subject only to the de minimus thresholds expressly referred to in Clause 12.3 of the Agreement, be liable for the full amount of such Claim and not only the excess.

A reference to a matter being “disclosed” in this Schedule means that matter being disclosed in writing in this Agreement (including any document referred to therein) or in those documents contained in the data room made available to the Purchaser, an index of which is set out in Schedule XXVI. The Parties acknowledge that (i) where matters are not reasonably apparent from a ‘prima facie’ review of the information referred to above, or (ii) where reference is made to a (particular part of a) document, but the document has been requested but has not been provided to the Purchaser, such matter or reference and (particular part of a) document shall not be deemed to be disclosed to the Purchaser.

Any word or expression defined in the Agreement shall, save as otherwise defined in this Schedule and the Appendices to this Schedule, have the same meaning in this Schedule and the Appendices to this Schedule, and the provisions of Clause 1.2 of the Agreement shall apply to this Schedule and the Appendices to this Schedule. Except as set forth in Appendix A to Appendix J hereto, the Seller represents and warrants the following to the Purchaser; provided, however, the Seller makes no representations or warranties with respect to any of the companies or transactions disclosed on Schedule XV regardless of whether completed prior to the date hereof:

1.	AUTHORITY AND CAPACITY OF THE SELLER

1.1.	The Seller has been duly incorporated and validly exists under the Laws of its jurisdiction and has the necessary corporate capacity and power to enter into the Agreement and to perform its obligations under the Agreement.

1.2.	The Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Seller, and no other corporate proceedings on the part of the Seller or its stockholders are necessary to authorize this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes a valid and legally binding obligation of the Seller enforceable in accordance with its terms and conditions.

1.3.	No approval, consent, license or notice to any regulatory or governmental body or court must be obtained or made by the Seller in connection with the execution and performance by the Seller of this Agreement other than those referred to in Clauses 4.1.1 and 4.1.2 of the Agreement and other than in the event that the failure to obtain such approval, consent or license or to make such notice is reasonably expected not to have the effect of preventing, delaying or prohibiting or otherwise materially interfering with the performance by the Seller of its obligations under this Agreement.

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2.	CORPORATE ORGANIZATION

2.1.	The Group Companies

2.1.1.	Each Group Company has been duly incorporated as either a public or private company with limited liability and validly exists under the Laws of the jurisdiction in which it is organized, and each has the requisite powers to own its assets (goederen) and to carry on its business as presently conducted in each jurisdiction in which it conducts its business.

2.1.2.	Except as disclosed in Appendix A to Schedule III the Group Companies are not involved in, or subject to, any bankruptcy or insolvency proceedings (faillissement) or suspension of payments (surséance van betaling).

2.1.3.	No decision has been taken to dissolve or liquidate any of the Group Companies.

2.2.	Corporate documents, registration

2.2.1.	The articles of association of the Group Companies made available to Purchaser are their articles of association as currently in force. No decision has been taken to amend the articles of association of any of the Group Companies.

2.2.2.	N.V. Deli Universal is duly registered in the trade register of the Chamber of Commerce in the Netherlands. The information set out in the extract of the trade register of the Chamber of Commerce is accurate and complete in all material respects.

3.	THE SHARES

3.1.	Capital structure

3.1.1.	Appendix A to Schedule III sets out an accurate description of the registered seat or address, jurisdiction of incorporation, capital structure, share ownership, directors and (where relevant) officers of each Group Company and Participation. The Seller is the sole legal and beneficial owner (juridische en economische eigenaar), directly or indirectly, of the Shares, and the charts in Appendix A to Schedule III accurately describe the ownership structure of the Group Companies and Participations. No Group Company or Participation has issued, and no obligation (certain or contingent) exists for any Group Company or Participation to issue or transfer to anyone at any time, any shares, debentures, options, warrants, subscription rights, founders certificates, profit sharing certificates or other securities of any kind or rights of a corporate Law nature of any kind (including silent partnerships) in respect of any Group Company or Participation, and no person or entity has claimed any such right. The persons or entities listed in Appendix A to Schedule III as the owner or owners of the shares in a Group Company or Participation have full legal and (where such concept is meaningful) beneficial title to all of those shares, free and clear of any Third Party Rights and with full right and capacity to transfer and sell the same.

3.1.2.	All shares in each Group Company and Participation have been duly authorised, validly issued and fully paid up and no obligation exists for anyone to make further contributions to the equity capital (whether by subscription for further shares, by

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payment of share premium or otherwise) or to provide loan financing to that Group Company or Participation or bonds, debentures, notes or other indebtedness entitling the holder thereof to vote on any matters on which the holders of shares in the relevant Group Company or Participation may vote.

3.1.3.	Except as disclosed in Appendix A to Schedule III, no Group Company directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable for, any other company, partnership, joint venture or enterprise. Except as disclosed in Appendix A to Schedule III, none of the Group Companies has any branch office outside the jurisdiction in which it is incorporated.

3.1.4.	No depositary receipts (certificaten) have been issued for any of the shares in any Group Company.

3.2.	Shareholders’ register

The shareholders’ register (or local law equivalent) of each of the Group Companies is accurate and complete in all material respects, and contains all information that should be recorded in such register as required by applicable Law and its articles of association (or local law equivalent).

4.	ACCOUNTS

4.1.	Accounting Policies

The Accounting Policies applied in the preparation of the Accounts are in accordance with the Accounting Rules in all material respects.

4.2.	Accounts

4.2.1.	The Accounts:

(A)	have been prepared in accordance with the Accounting Policies;

(B)	fairly present in all material respects the financial position and results of operations of the Group Companies to which they relate on a combined basis as of the dates, and for the periods presented;

4.2.2.	The Group Companies are in compliance with the hedging and risk management policies of Universal Corporation which have been disclosed in writing to the Purchaser prior to the date hereof.

4.2.3.	No Group Company has issued general guarantees for the benefit of, or is otherwise liable for obligations of, third parties (for example, in the form of declarations under Section 2:403 of the Netherlands Civil Code or profit and loss pooling agreements in Germany).

4.3.	Assumed Liabilities

Schedule IV (Assets and Assumed Liabilities) is a complete and accurate listing of the Assets and Assumed Liabilities as at March 31, 2006, except as would not have a Material Adverse Effect.

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5.	CONDITION AND SUFFICIENCY OF THE ASSETS

5.1.	The Assets are legally and beneficially owned and possessed by the Seller free from any Third Party Rights except as would not have a Material Adverse Effect.

5.2.	All assets (goederen) (other than Premises and Intellectual Property Rights) included in the Accounts and all assets (goederen) which were acquired by any Group Company since 31 March 2006 (other than inventory disposed of in the usual way) are legally and, where such concept is meaningful, beneficially owned by the relevant Group Company, free from any Third Party Rights and, where capable of being possessed, in the possession of the relevant Group Company, except as does not or would not reasonably be expected to have a Material Adverse Effect.

5.3.	Except as set forth in Appendix B to Schedule III, All assets (goederen) owned, possessed or used by any Group Company comprise all assets (goederen) necessary for the operation of their business as presently conducted, and are in a condition satisfactory to continue the business as it is currently conducted taking into account their age and usage and that they have been properly maintained, except for ordinary wear and tear and except as does not or would not reasonably be expected to have a Material Adverse Effect.

5.4.	The Shares and the Assets constitute or provide all of the assets (goederen) and services that are used in, or are necessary to permit the conduct of, the Business in all material respects in the manner in which it has heretofore been conducted.

6.	EVENTS SINCE MARCH 31, 2006

Other than as expressly provided in the Agreement since March 31, 2006 and prior to the date hereof:

6.1.	no Group Company other than as disclosed in Appendix B to Schedule III:

6.1.1.	has acquired or disposed of, or contracted to acquire or dispose of, any individual assets (goederen) or series of related assets (goederen) with an aggregate value in excess of USD 1,000,000, other than as set forth in the capital budgets provided to the Purchaser prior to the date hereof and other than purchases and sales of inventory in the ordinary course;

6.1.2.	has received written notification from a material customer that such customer no longer intends to place orders with the relevant Group Company and where the loss of such orders has or is reasonably expected to have an adverse effect on the sales of the relevant Group Company in excess of USD 1,000,000; or

6.1.3.	has received written notification from a material supplier that such supplier is unable or unwilling to continue to supply the relevant Group Company where the replacement of that supplier would have an adverse operational or financial effect on the sales of the relevant Group Company in excess of USD 1,000,000;

6.2.	no Material Adverse Change has occurred with respect to the Group Companies;

6.3.	other than as disclosed in Appendix B to Schedule III, no dividend or distribution has been declared, paid or made by any of the Group Companies to any party other than the Group Companies;

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6.4.	no resolution of the shareholders (or local Law equivalent) of any of the Group Companies has been passed other than in the ordinary course of business including resolutions relating to providing for, or relating to, any amendments of the constituent documents of the relevant Group Company or a dissolution or winding up thereof;

6.5.	no Group Company has acquired, repaid or redeemed or agreed to acquire, repay or redeem any of its shares; and

6.6.	each Group Company has carried on its businesses in the ordinary and usual course, consistent with past practice, and preserved its business organisation and goodwill materially unchanged and maintained the relations with material suppliers and material customers and others having material business dealings with the relevant Group Company.

7.	Intellectual Property Rights

7.1.	All material industrial and material intellectual property rights, including all patents, service marks, know-how, trademarks, trade and business names (including internet domain names and e-mail address names), copyrights, rights in computer programs (including all object and source codes) other than commercially available standard form software, registered designs and similar industrial property rights (whether registered or not) used by any of the Group Companies in connection with their businesses (the “Intellectual Property Rights”) are either owned by the Group Company concerned or the subject of a valid license agreement permitting the use thereof by the relevant Group Companies.

7.2.	The Intellectual Property Rights comprise all the intellectual property reasonably necessary for each Group Company to carry on its business as carried on before the date hereof, except as does not or would not reasonably be expected to have a Material Adverse Effect.

7.3.	Except as set forth in Appendix C to Schedule III, Intellectual Property Rights owned by the Group Companies are owned by, and validly granted to, the relevant Group Company alone, and are free from all licences, Third Party Rights, restrictions on use or obligations of disclosure, registered in the name of the relevant Group Company (where registration is possible) in each jurisdiction in which the Group Companies operate, and are to the Seller’s knowledge, valid and enforceable, and, to the Seller’s knowledge, nothing has been done or omitted to be done by which they may cease to be valid and enforceable, except in each case as does not or would not reasonably be expected to have a Material Adverse Effect.

7.4.	Where Intellectual Property Rights have been licensed to Group Companies, the Group Companies, to the Seller’s knowledge, at all times complied with all material conditions of the applicable license agreements, except as does not or would not reasonably be expected to have a Material Adverse Effect.

7.5.	To the Seller’s knowledge, the Intellectual Property Rights are not being infringed, and are not and will not be the subject of any compulsory licence or any claim from any person as to title, validity, enforceability, entitlement or otherwise. Except as disclosed in Appendix C to Schedule III, to the Seller’s knowledge, no Intellectual Property Rights owned or utilised by any of the Group Companies have been challenged by third parties and no cancellation or other proceedings have been filed or are pending, nor do any circumstances exist that would justify, or constitute a valid ground for, any challenge by third parties, except in each case as does not or would not reasonably be expected to have a Material Adverse Effect.

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8.	THE BUSINESS

8.1.	Conduct of business

8.1.1.	Each Group Company is duly qualified to carry on its business in all jurisdictions in which it presently carries on its business, except where the failure to be so qualified does not or would not reasonably be expected to result in a Material Adverse Effect.

8.1.2.	As far as the Seller is aware, the Group Companies conduct their business in material compliance with their articles of association (or local law equivalent) and any applicable Law, except where non-compliance does not or would not reasonably be expected to result in a Material Adverse Effect.

8.1.3.	Except where there is a suitable alternative or there would not be reasonably expected to have a Material Adverse Effect, no Group Company is in material default under any material contract to which it is a party and no Group Company has received any notice (written or oral) of cancellation or termination of such material contract. Except where there is a suitable alternative or as would not be reasonably expected to have a Material Adverse Effect, to the Seller’s knowledge, none of the parties to any such material contract (other than a Group Company) has indicated a desire or wish to cancel or terminate such contract or agreed that a Group Company may have materially breached such a contract. Except where there is no suitable alternative or there would not be reasonably expected to have a Material Adverse Effect, to Seller’s knowledge, there is not under any such material contract any event which, after notice or lapse of time or both, would constitute a default by any Group Company or, to Seller’s knowledge, by any other party, or result in a right to accelerate or terminate or result in a loss of rights of any Group Company.

8.1.4.	Except as set out in Appendix F to Schedule III, there is no outstanding consent, order, judgment, injunction, award or decree of any court, government or regulatory body or arbitration tribunal against or involving the Group Companies that has or will have a Material Adverse Effect.

8.1.5.	To Seller’s knowledge no Group Company is bound by any material agreement, arrangement or commitment concluded outside of the ordinary course of business or has entered into any agreements, arrangements or commitments not on commercial arm’s length terms, in each case having a turnover in excess of USD 175,000;

8.1.6.	None of the agreements to which the Group Companies are bound contain any non-compete or similar limitations or, more generally, restrict their freedom to carry on their businesses (other than such limitations entered into in the ordinary course of business) in the manner presently conducted except as would not have a Material Adverse Effect.

8.1.7.	Other than for the Participations reflected in Appendix A to Schedule III, none of the Group Companies is, or has agreed to become, a member of any joint venture, consortium, partnership or other association (other than a recognised trade association in relation to which such Group Company has no material liability or obligation except for the payment of annual subscription or membership fees).

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8.2.	Regulatory licenses

8.2.1.	Except as disclosed in Appendix D to Schedule III, to the Seller’s knowledge, all permits, licenses, consents and approvals required for the carrying on of the business of each Group Company or for the occupation and use of the Premises have been obtained by the relevant Group Company and are in full force and effect and the Seller is not aware of any circumstances indicating that any of those permits, licenses, consents or approvals is likely to be suspended, revoked or not renewed, except as does not or would not reasonably be expected to result in a Material Adverse Effect. As far as the Seller is aware the Group Companies are in compliance with the terms of their permits, licenses, consents and approvals, except where non-compliance does not or would not reasonably be expected to result in a Material Adverse Effect.

9.	ENVIRONMENT

9.1.	Except as disclosed in Appendix E to Schedule III no Group Company has or will have any liability, damage, cost or expense or reduction in the value of any assets (goederen) reasonably expected to result in a Material Adverse Effect resulting from:

9.1.1.	the presence of, or the intentional or unintentional release or discharge into the environment of, any hazardous substance;

9.1.2.	the intentional or unintentional contamination of any land, water, building, plant, machinery or installation with any hazardous substance;

9.1.3.	any exposure, whether in the ordinary course of business or otherwise, of any past or present employees, contractors, suppliers or other person to any hazardous substance used, stored or produced by or originating from any Group Company or present in any land, building or water;

9.1.4.	the violation of any environmental Law, whether intentionally or unintentionally, by Group Company, or any person for which a Group Company may be responsible or liable.

9.2.	Except as disclosed in Appendix E to Schedule III no written notice or claim has been received by the Group Companies from any governmental authority or any other person stating that the Group Companies are responsible for any (de)contamination of the soil of any property owned or used by the Group Companies.

9.3.	This Section 9 constitutes the sole and exclusive representations and warranties of the Seller with respect to any environmental, health or safety matters (except as set out in paragraph 11.2.1 of this Schedule III).

10.	LITIGATION

10.1.	Except as disclosed in Appendix F to Schedule III, no Group Company, nor any person for whose acts or defaults a Group Company may be liable, is involved in any civil, criminal or arbitral proceedings in respect of a claim or resulting in an exposure with a value in excess of USD 500,000. No such proceedings are pending or, to the Seller’s knowledge, threatened against any of the Group Companies or any such person. To the Seller’s knowledge, there are no facts likely to give rise to any such proceedings against any of the Group Companies or any such person (except as does not or would not reasonably be expected to have a Material Adverse Effect).

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10.2.	No governmental or other investigations, enquiries or proceedings concerning any Group Company are pending which would result or are reasonably expected to result in a Material Adverse Effect. To the Seller’s knowledge, no such investigation, enquiry or proceeding is threatened and no fact or circumstance exists which is likely to give rise to any such investigation, enquiry or proceeding.

10.3.	Except as disclosed in Appendix F to Schedule III, there is no outstanding consent, order, judgment, injunction, award or decree of any court, government or regulatory body or arbitration tribunal against or involving the Group Companies with a value in excess of USD 500,000.

10.4.	Appendix G to Schedule III discloses all claims with a value in excess of USD 100,000 asserted or, to the best of the Seller’s knowledge, information or belief, threatened at any time during the past five years against any of the Group Companies in respect of personal injury, wrongful death or property damage alleged to have resulted from products or services provided by any of the Group Companies.

11.	EMPLOYMENT

11.1.	The basis of remuneration or other terms of employment payable to the directors of the Group Companies and their employees is the same as that at 31 March 2006 and none of the Group Companies is under any contractual or other obligation to materially increase the rates of remuneration of, or to provide any bonus or incentive or stock option or other similar payments to, any of its directors or employees at any future date, which has not been disclosed in writing to the Purchaser, except to the extent that (i) any increase in remuneration results from the promotion of any individual employee and such promotion is in the ordinary course and consistent with past practices, (ii) any increase reflects market conditions and is determined in accordance with a procedure that is consistent with past practices, (iii) any collective labour or bargaining agreement binding on the Group Companies or any similar arrangement in the relevant jurisdiction requires an increase in base salary and such increase is not higher than the average rate of wage increases in the relevant industry in the relevant jurisdiction for the year concerned or (iv) any increase is pursuant to a contractual commitment or required provision of any employee benefit plan.

11.2.	Except as does not result in a Material Adverse Effect, each of the Group Companies has complied with:

11.2.1.	all obligations imposed on it by all statutes, regulations and, to the Seller’s knowledge, codes of conduct relating to or affecting the employment of its employees, occupational safety and health, fair employment, equal opportunity or similar matters or relating to or affecting any trade union;

11.2.2.	except as disclosed in Appendix F to Schedule III, all collective labour or bargaining agreements, recognition agreements, or other agreements, with any trade unions or works councils; and

11.2.3.	all relevant orders made under any relevant statute, regulation or, to the Seller’s knowledge, code of conduct affecting the conditions of service in relation to its employees or former employees.

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11.3.	There are no loans or guarantees made by a Group Company to or for the benefit of any of its employees or any person connected with them where the outstanding principal amount exceeds USD 100,000.

12.	PENSIONS

12.1.	Except as disclosed in Appendix H to Schedule III, and except as would not have or be reasonably likely to result in a Material Adverse Effect: (i) any pension scheme for any Group Company incorporated in the United States or any State thereof which is intended to be “qualified” within the meaning of Section 401(a) of the Code (“Pension Scheme”) has received a favorable determination letter from the Internal Revenue Service (the “IRS”) (or has submitted, or is within the remedial amendment period for submitting, an application for a determination letter with the IRS and is awaiting receipt of a response) and, to the Seller’s knowledge, no event has occurred and no condition exists as of the date of this Agreement which could reasonably be expected to result in the revocation of any such determination; and (ii) to the Seller’s knowledge, no claim, action or litigation has been made or commenced with respect to any Pension Schemes (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims). No Pension Scheme is or has ever been subject to Title IV of ERISA or Section 412 of the Code.

12.2.	Each pension scheme operated by the Group Companies or in relation to any of the past or present directors or employees of any of the Group Companies is in material compliance with all requirements of Law applicable thereto and the respective requirements of the governing documents for such pension scheme, other than any non-compliance which does not or would not reasonably be likely to have a Material Adverse Effect.

12.3.	All contributions that must be made by any Group Company to the pension or similar benefit schemes operated by the Group Companies or in relation to the past or present directors or employees of any Group Companies have at all times been made according to the Laws that apply and the governing documents for such pension schemes, except as which does not or would not reasonably be likely to have a Material Adverse Effect.

12.4.	Except as does not or would not be reasonably likely to result in a Material Adverse Effect, each Group Company incorporated in the United States or any State thereof has paid and discharged all of its liabilities arising under ERISA or the Code of a character which, if unpaid or unperformed, would result in the imposition of a lien against the properties or assets (goederen) of the Group Companies. No Group Company has any liability (actual or contingent) arising as a result of such Group Company being aggregated in a controlled group or affiliated service group for purposes of Section 414 (a), (b), (m) or (o) of the Code.

13.	PREMISES

13.1.	Except as set forth in Appendix E and Appendix I to Schedule III, all land, buildings and other real property owned, used or occupied by any of the Group Companies (the “Premises”) are legally and (where such concept is meaningful) beneficially owned exclusively by the relevant Group Company (the “Owned Premises”) or are the object of a valid, binding and enforceable lease agreement (the “Leased Premises”), except as would not reasonably be expected to have a Material Adverse Effect. The relevant Group Companies have good and unencumbered freehold title or leasehold estates in the Premises or the equivalent concepts in other jurisdictions, except as would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Appendix E, the occupation and use of each of the Premises for its present uses by the Group

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Companies complies in all respects with all applicable Laws, permits, zoning and planning regulations and agreements, affecting the Premises, the requirements of insurance companies insuring the Premises and, in the case of Leased Premises, with the agreements entered into with the owners of the Premises and to the Seller’s knowledge, with their immediate sub-landlord, if different, with respect to its occupation and use, except where any non-compliance does not or would not reasonably be expected to have a Material Adverse Effect.

13.2.	Except as set forth in Appendix I to Schedule III, the Owned Premises are not subject to any mortgage, option, restriction, easement (which affects the operation of the business or materially detracts from the value thereof for the Group Companies concerned), Third Party Rights or other lien, or encumbrance or security interest of any kind and no person claims or is, to the Seller’s knowledge, entitled to claim any of the aforesaid except as does not or would not reasonably be expected to have a Material Adverse Effect.

13.3.	Except as set forth in Appendix I to Schedule III or as would not reasonably be expected to have a Material Adverse Effect, no person other than the Group Companies possesses, occupies or uses any of the Premises, or has a right to possess, occupy or use them other than pursuant to a valid lease or sublease agreement entered into with the Group Companies on an arm’s length basis and on customary terms, which do not impose any construction or similar obligations on the Group Companies.

13.4.	Except as set forth in Appendix E and I to Schedule III, all permits, licenses, consents and approvals required for the occupation and use of the Premises have been obtained and are valid and subsisting, except as does not or would not reasonably be expected to have a Material Adverse Effect.

13.5.	The Group Companies have no material interest in land or other real property other than the Premises.

13.6.	With respect to Premises with a replacement value of less than USD 500,000, the statements set out in Clauses 13.2, 13.3, 13.4 and 13.5 shall be limited to the Seller’s knowledge.

14.	INSURANCE

14.1.	The Group Companies maintain insurance coverage with reputable insurers, or maintain self-insurance practices, in such amounts and covering such risks which are normally insured against by persons carrying on the same type of business as that carried on by the relevant Group Company (taking into account the cost and availability of such insurance), including real estate, product liability and third party liability. There is no material claim by any of the Group Companies pending under any such policies which has been denied or disputed by the insurer.

15.	EFFECT OF SALE

15.1.	Except as disclosed in Appendix J to Schedule III or as is the subject of an arrangement in this Agreement that specifically addresses that matter, neither the execution of this Agreement or any agreement in connection herewith by the Seller’s, nor the consummation of the transactions contemplated herein or therein will constitute a violation of, conflict with, give rise to termination rights, constitute or create a default under any agreement or arrangement binding upon any of the Group Companies, result in the creation of any Third Party Right in respect of assets (goederen) owned, operated or used by the Group Companies or affect the continued validity of any Intellectual Property Rights, except where such termination or Third Party Right does not or would not reasonably be expected to have a Material Adverse Effect.

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15.2.	Except as set out in Appendix J to Schedule III or as is the subject of an arrangement in this Agreement that specifically addresses that matter, no consent, approval, or authorisation of or registration, designation, declaration or filing with any individual, corporation, partnership, trust, unincorporated organization or any governmental authority on the part of any of the Group Companies is required in connection with the sale or transfer of the Companies pursuant to this Agreement, or the consummation of any transaction contemplated hereby, except as does not or would not reasonably be expected to have a Material Adverse Effect.

16.	NO BROKERS’ FEES

16.1.	No finder’s fee or brokerage commission is payable to any person (other than the shareholders of the Purchaser) by the Purchaser, or by any of the Group Companies as a result of any action by the Seller or any action known to the Seller by any other person, in connection with the transactions contemplated by this Agreement

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SCHEDULE IV (ASSETS AND ASSUMED LIABILITIES)

Assets and Assumed Liabilities to include those assets and those liabilities of the Dutch branch of Deli Universal, Inc. included in the following categories as at Completion:

(Amounts as at March 31, 2006)

Assets

Accounts receivable I/C*

        Deli Universal non tobacco operations

Other current assets

Net property and equipment

Deferred tax asset

Liabilities

Accounts payable overdrafts

Allowance for bad debts

Accrued expenses

Pension obligations

Other current liabilities (net of prepaids)

Net Liabilities Assumed

Reconciliation to Branch Capital

Total branch assets included in capital of NVDU – D58

Reclass note

Net capital after reclass

Assets retained by Seller

Accounts receivable –	HTL
Indoco
DU Inc.
Univ. Corp

Dutch Branch Inclusive Return income tax receivable*

Liabilities retained by Seller

Dutch branch VAT payable

Dutch branch payroll taxes payable

Net Liabilities Assumed

*	Notes: Accounts Receivable I/C and the Dutch Branch Inclusive Return income tax receivable include a reclassification of current income tax liabilities of Dutch operating companies included in the Dutch fiscal unit. The aforementioned accounts have each been reduced by $[ ] each.

In addition, the Assets include also all the movable assets (including all office equipment) at the offices of Deli Universal Wijnhaven 65 3011 WJ Rotterdam as well as vehicles registration numbers [                    ]and [                    ].

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SCHEDULE V (PURCHASER’S WARRANTIES)

1.	The Purchaser is a Dutch corporation and has been duly incorporated and validly exists under the Laws of its jurisdiction and has the necessary corporate capacity and power to enter into the Agreement and to perform its obligations under the Agreement.

2.	All corporate and other action required to be taken by the Purchaser to authorize the execution of the Agreement and the performance of its obligations under the Agreement has been duly taken, or will have been duly taken, by Completion.

3.	The Agreement has been duly executed on behalf of the Purchaser and constitutes legal, valid and binding obligations of the Purchaser, enforceable in accordance with their terms.

4.	The execution and performance of the Agreement do not conflict with or result in a breach of any provision of the Articles of Association or equivalent constitutional documents of the Purchaser or any provision of any applicable Law and will not result in a breach of any agreement to which the Purchaser is bound.

5.	No approval, consent, license or notice to any regulatory or governmental body must be obtained or made by the Purchaser in connection with the execution and performance by the Purchaser of this Agreement, other than those referred to in Clauses 4.1.1, 4.1.2 and 4.1.3. To the Purchaser’s knowledge there is no pending, threatened or any basis for any action, suit, proceeding or investigation by any person, entity or governmental body which questions or might jeopardize the validity of this Agreement or challenges any of the transactions contemplated hereby.

6.	No investigation, action or proceeding is pending or threatened against the Purchaser or any affiliate that may have the effect of preventing, delaying or prohibiting or otherwise interfering with any of the transactions contemplated by this Agreement.

7.	The commitment letter and facility agreement (copies of which are attached in Schedule XXI) (the “Commitment Letters”) have been signed by the parties thereto, are valid, binding and enforceable in accordance with their terms and under the Laws of the Netherlands and are not subject to any conditions not contained in this Agreement or such Commitment Letters.

8.	The Purchaser is purchasing the Shares for its own account, for investment, and not with a view to any distribution of the Shares in violation of U.S. securities Laws.

9.	Neither Purchaser nor any of its affiliates holds any controlling interest in any entity resulting in any horizontal or vertical overlap resulting in a combined market share of more than 15%. The information provided by counsel to Purchaser to counsel to Seller by e-mail dated May 6, 2006 concerning the ownership of Purchaser is accurate and complete in all material respects. This warranty will not survive Completion.

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SCHEDULE VIII (DETERMINATION OF NET ASSET VALUE STATEMENT)

1.	ACCOUNTING POLICIES

The Final Net Asset Value Statement shall be prepared in accordance with the Accounting Policies and shall fairly present in all material respects the Net Asset Value at the Completion.

For the avoidance of doubt the Net Asset Value Statement shall include the items and their treatment listed on Schedule XIII.

The Initial Net Asset Value Statement and the Final Net Asset Value Statement shall be prepared by the Seller in accordance with the Accounting Policies. Attached as Schedule IX hereto is a representative Net Asset Value Statement based on the Accounts and intended to define Net Asset Value and be illustrative of the application of the Accounting Policies to the determination of the Initial Net Asset Value Statement and the Final Net Asset Value Statement. The Parties agree that the principles applied to determining the Initial Net Asset Value Statement and the Final Net Asset Value Statement shall be consistent with those applied in Schedule IX.

Any fact or event, including any market or business development, occurring after the preparation by the Seller of the Final Net Asset Value Statement shall not be taken into consideration in the determination of the Final Net Asset Value Statement. In addition, (a) any change in the Accounting Policies or the Accounting Rules after the date hereof and (b) the existence of possible rights of recourse against the Seller under the Seller’s Warranties or any other provision of this Agreement shall not be taken into consideration in the determination of the Final Net Asset Value Statement.

2.	QUALIFICATIONS TO ADJUSTMENTS

The Purchaser shall only propose adjustments to the Final Net Asset Value Statement if such adjustments relate to mathematical errors or if the Final Net Asset Value Statement does not reflect the Net Asset Value as at Completion as determined in accordance with the Accounting Policies and any individual adjustment or series of related adjustments exceed an amount of USD 175,000; provided, however that if such adjustment or series of related adjustments does exceed USD 175,000 then all such adjustments (and not just the excess) may be proposed, and if agreed, or deemed to be agreed, shall be included in the determination of the Final Net Asset Value Statement.

3.	DETERMINATION

3.1	The Seller shall, at its cost, prepare and deliver to the Purchaser, a statement in English setting out the Net Asset Value as at Completion (the “Final Net Asset Value Statement”) and the Supporting Materials as soon as practicable, and in any event within 60 Business Days after the Completion Date.

3.2	The Purchaser shall cooperate with the Seller and make available to the Seller and its auditors, at the Seller’s cost and during normal business hours, all information necessary to prepare the Final Net Asset Value Statement and Supporting Materials.

3.3	The Purchaser shall review the Final Net Asset Value Statement and shall within 60 Business Days after receipt of the Final Net Asset Value Statement and Supporting Materials give written notice in English to the Seller if it disagrees with the Final Net Asset Value Statement. The notice of disagreement shall list the grounds and points of disagreement and any proposed modifications (the “Purchaser’s Notice of Disagreement”).

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3.4	The Seller shall cooperate with the Purchaser and make available to the Purchaser and its auditors and advisors, at the Purchaser’s cost and during normal business hours, all information necessary to review the Final Net Asset Value Statement and determine whether it reflects Net Asset Value at Completion.

3.5	If the Purchaser does not within 60 Business Days after receipt of the Final Net Asset Value Statement and Supporting Materials give the Purchaser’s Notice of Disagreement, the Final Net Asset Value Statement shall, be final and binding on the Parties for the purposes of this Agreement.

3.6	The Seller shall within 10 Business Days after receipt of the Purchaser’s Notice of Disagreement give written notice in English to the Purchaser that it disagrees with the Purchaser’s Notice of Disagreement listing the grounds and points of disagreement and any proposed modifications (the “Seller’s Notice of Disagreement”).

3.7	If the Seller does not within 10 Business Days after receipt of the Purchaser’s Notice of Disagreement give the Seller’s Notice of Disagreement, the Final Net Asset Value Statement shall be adjusted in accordance with the Purchaser’s Notice of Disagreement and the Final Net Asset Value Statement so adjusted shall be final and binding on the Parties for the purposes of this Agreement.

3.8	Parties shall try to reach agreement in respect of the Final Net Asset Value Statement within 10 Business Days after receipt of the Seller’s Notice of Disagreement, if any.

3.9	If the Purchaser and the Seller are unable to reach agreement in respect of the Final Net Asset Value Statement within 10 Business Days after receipt of the Seller’s Notice of Disagreement, either Party may require that the Final Net Asset Value Statement (in whole or in part) be referred to KPMG International (the “Independent Auditor”) for final and binding determination or if KPMG International shall not be able to serve as such shall mean Deloitte & Touche, LLP.

3.10	The Independent Auditor shall act as an expert (and not as an arbitrator) and its determination shall be final and binding on the Parties for the purposes of this Agreement, except in the event of a manifest error when the matter shall be remitted to the Independent Auditor for correction.

3.11	The Purchaser and the Seller shall use all reasonable endeavours to agree with the Independent Auditor the precise procedure to apply to its role as soon as reasonably practicable following its appointment. The Independent Auditor shall at all times:

3.11.1	apply the Accounting Policies;

3.11.2	give the Seller and the Purchaser a reasonable opportunity to make oral and written representations (and to permit each Party to be present while oral representations are made by the other Party and to require that copies of any written representations are supplied to the other Party without delay);

3.11.3	make its determination of the amount of each disputed item so that such determination is not higher than the highest of Seller’s position or Purchaser’s position, nor lower than the lowest of Seller’s position or Purchaser’ position with respect to each such item.

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3.11.4	make its determination as soon as reasonably practicable;

3.11.5	make its determination available in writing in English to each Party and include in its determination what adjustments, if any, are necessary to the Final Net Asset Value Statement in order to comply with the requirements of this Agreement and to determine finally the Final Net Asset Value Statement.

3.12	The Parties shall and the Purchaser shall use its reasonable endeavours to procure that the Group Companies will co-operate with the Independent Auditor and comply with its reasonable requests made in connection with the carrying out of its duties under this Agreement. Nothing shall entitle a Party or the Independent Auditor access to any information or document which is protected by legal professional privilege, or which has been prepared by the other Party or its accountants and other professional advisers with a view to assessing the merits of any claim or argument. A Party shall not be entitled by reason of this Clause 3.12 to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based. Each Party and the Independent Auditor shall, and shall procure that its accountants and other advisers shall, keep all information and documents provided to them confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Final Net Asset Value Statement, the proceedings of the Independent Auditor or any other matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

3.13	For the avoidance of doubt, the final determination of the Final Net Asset Value Statement shall be without prejudice to the Purchaser’s rights pursuant to clause 4 (Accounts) of Schedule III (Seller’ Warranties), it being understood however that there shall be no double claims.

4.	EXPENSES

Any expenses, including VAT, relating to the engagement of the Independent Auditor shall be shared equally by the Seller and the Purchaser.

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SCHEDULE XI (TAX MATTERS)

1.	Federal Income and State and Local Consolidated Income Taxes

1.1.	The Seller shall prepare (or cause to be prepared) and timely file all Federal Income Tax Returns and State and Local Consolidated Income Tax Returns that include the Companies or any of their Subsidiaries with respect to any Pre-Completion Tax Periods and shall remit (or cause to be remitted) any Taxes due in respect of such Federal Income Tax Returns and State and Local Consolidated Income Tax Returns (such Taxes referred to herein as “Federal Income Taxes and State and Local Consolidated Income Taxes”). Such Federal Income Tax Returns and State and Local Consolidated Income Tax Returns, to the extent they relate to the Companies or any of their Subsidiaries, shall be prepared in a manner consistent with past practice except as required by Law.

1.2.	The Seller shall control the conduct, through counsel of its own choosing at its own expense, of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund (any such audit, claim for refund, or proceeding referred to herein as a “Contest”) with respect to Federal Income Taxes and State and Local Consolidated Income Taxes of the Companies or any of their Subsidiaries relating to Pre-Completion Tax Periods, shall conduct, settle, compromise and/or concede such Contest in good faith solely on the merits of such Contest, and to the extent that any such Contest affects the Companies or any of their Subsidiaries with respect to a Post-Completion Tax Period, shall keep the Purchaser reasonably informed with respect to such Contest.

1.3.	From Completion until the March 31 immediately following Completion, the Purchaser shall not, and shall cause the Companies that are not U.S. Companies not to make any distributions or engage in any non-ordinary course transactions that would cause the Seller or any of its Subsidiaries to recognize any Subpart F income (as defined under Section 952 of the Code) or affect the portion of the income of Seller which is taxed under Section 1248 of the Code; provided, however, that the Seller shall consent to a non-ordinary course transaction if it determines, in its reasonable discretion, that such transaction would not result in any such detriment with respect to Subpart F income or income which is taxed under Section 1248 of the Code; and provided further, that (a) N.V. Deli Universal shall be permitted to make a distribution in an amount not to exceed $[ ] and (b) any Subsidiary of N.V. Deli Universal shall be permitted to make distributions to N.V. Deli Universal.

1.4.	No member of the Purchaser’s Group shall make an election pursuant to Section 338(g) of the Code (or any corresponding elections under state, local or foreign tax law) with respect to any of the Companies that are not U.S. Companies.

2.	State and Local Standalone Income Taxes; Other Taxes

2.1.	The Seller shall prepare (or cause to be prepared) and timely file on behalf of the Companies all State and Local Standalone Income Tax Returns of the Companies or any of their Subsidiaries with respect to any Pre-Completion Tax Periods and shall remit (or cause to be remitted) any Taxes due in respect of such State and Local Standalone Income Tax Returns (such Taxes referred to herein as “State and Local Standalone Income Taxes”).

2.2.	The Seller shall control the conduct, through counsel of its own choosing at its own expense, of any Contest with respect to State and Local Standalone Income Taxes of the Companies or any of their Subsidiaries relating to Pre-Completion Tax Periods; provided, however, that the Seller shall keep the Purchaser fully informed of the progress of such Contest and shall not settle, compromise or concede such Contest without the consent of the Purchaser, not to be unreasonably withheld.

2.3.	The Purchaser shall prepare (or cause to be prepared) and timely file all State and Local Standalone Income Tax Returns of the Companies and their Subsidiaries with respect to any Straddle Periods and shall remit any Taxes due in respect of such Tax Returns (“State and Local Straddle Standalone Income Taxes”); provided, that at least 25 days prior to filing such a Tax Return, the Purchaser shall provide a copy to the Seller for its review and shall make any changes to such Tax Return proposed by the Seller within 10 days after receiving such Tax Return to which the Purchaser consents (such consent not to be unreasonably withheld).

2.4.	The Purchaser shall control the conduct, through counsel of its own choosing at its own expense, of any Contest with respect to State and Local Straddle Standalone Income Taxes of the Companies or any of their Subsidiaries; provided, however, that the Purchaser shall keep the Seller fully informed of the progress of such Contest and shall not settle, compromise or concede such Contest without the consent of the Seller, not to be unreasonably withheld.

2.5.	Procedures corresponding to those set forth in Clauses 2.2 and 2.4 of this Schedule XI, mutatis mutandis, shall apply in respect of any Contest with respect to Foreign Income Taxes of the Companies and the Subsidiaries with respect to Pre-Completion Tax Periods and Straddle Periods.

3.	Foreign Income Tax Returns and Dutch Branch Inclusive Return

3.1.	The Purchaser shall, at the Seller’s expense for reasonable costs, prepare, or cause to be prepared, any Dutch corporate income tax return in respect of the Dutch Branch (a “Dutch Branch Inclusive Return”) and any Dutch VAT Tax Return and payroll Tax Returns (both in respect of the Dutch Branch) due (including any applicable extensions) after the Completion Date. Such Dutch Branch Inclusive Return and any such Dutch VAT Tax Returns and payroll Tax Returns shall be prepared in a manner consistent with past practice, except as required by Law, and the Purchaser shall deliver (or cause to be delivered) (a) such Dutch Branch Inclusive Return to the Seller for its review and comments at least thirty (30) days prior to the date on which such Tax Return is required to be filed, and (b) any such Dutch VAT Tax Returns or payroll Tax Returns to the Seller for its review and comments at least seven (7) days prior to the date on which such Tax Return is required to be filed. The Seller shall file such Dutch Branch Inclusive Return and any such Dutch VAT Tax Returns or payroll Tax Returns and timely pay the Taxes shown as due thereon after reflecting such comments. The Parties agree that no member of the Purchaser’s Group shall be liable for any costs, losses or damages in connection with its obligations under this Clause 3.1, except where such costs, losses or damages are directly caused by gross negligence or willful default of the Purchaser.

3.2.	(a) The Seller shall prepare (or cause to be prepared) and timely file on behalf of the Companies all Foreign Income Tax Returns of the Companies or any of their Subsidiaries with respect to any Pre-Completion Tax Periods due on or before the Completion Date (including any applicable extensions) and shall remit (or cause to be remitted) any Taxes due in respect of such Foreign Income Tax Returns (such Taxes referred to herein as “Foreign Income Taxes”).

(b) The Purchaser shall, at the Seller’s expense for reasonable costs, prepare (or cause to be prepared) in accordance with past practice and timely file all Foreign Income Tax Returns of the Companies and their Subsidiaries with respect to any Pre-Completion Tax Periods due after the Completion Date (including any applicable extensions) and shall remit any Taxes due in respect of such Returns; provided, that at least 25 days prior to filing such a Tax Return, the Purchaser shall provide a copy to the Seller for its review and shall make any changes to such Tax Return proposed by the Seller within 10 days after receiving such Tax Return.

(c) The Purchaser shall prepare (or cause to be prepared) and timely file all Foreign Income Tax Returns of the Companies and their Subsidiaries with respect to any Straddle Periods and shall remit any Taxes due in respect of such Tax Returns; provided, that at least 25 days prior to filing such a Tax Return, the Purchaser shall provide a copy to the Seller for its review and shall make any changes to such Tax Return proposed by the Seller within 10 days after receiving such Tax Return to which the Purchaser consents (such consent not to be unreasonably withheld).

4.	Income Tax Records

4.1.	The Seller and the Purchaser agree to furnish or cause to be furnished such information (including access to books and records) and assistance relating to the Companies and their Subsidiaries and the Assets as is reasonably requested for the filing of any Income Tax Returns that relate to the Companies and their Subsidiaries and the Assets or the preparation, prosecution, defence or conduct of any Contest promptly, and in any event within thirty (30) days, after such request, including the completion of a reasonably complete tax package to allow the completion of Tax Returns and including any information reasonably requested by the Seller to properly claim a foreign tax credit with respect to the Companies and its Subsidiaries (which includes any information with respect to any Fiscal Unity of which N.V. Deli Universal is a member for the period ending March 31 immediately after Completion). The Seller and the Purchaser shall reasonably cooperate with each other in the conduct of any Contest or other proceeding involving or otherwise relating to the Company or their Subsidiaries (or their income or assets).

4.2.	The Purchaser shall use its reasonable best endeavours to properly retain and maintain the tax and accounting records of the Companies and their Subsidiaries that relate to Pre-Completion Tax Periods and Straddle Periods for 10 years and shall thereafter provide the Seller with written notice prior to any destruction, abandonment or disposition of all or any portion of such records, (b) transfer such records to the Seller upon its request prior to any such destruction, abandonment or disposition and (c) allow the Seller and their respective agents and representatives, at times and dates reasonably and mutually acceptable to the parties, from time to time to inspect and review such records as the Seller may deem necessary or appropriate.

4.3.	Any information obtained under this Clause 4 of this Schedule XI shall be kept confidential, except as may be otherwise necessary in connection with the filing of any Tax Returns or in the conduct of a Contest or other proceeding.

5.	Tax Liability and Indemnification

5.1.	Except only (A) to the extent that such amounts have already been paid as an estimated Tax liability and (B) to the extent that such Taxes are reflected as liabilities on the Final Net Asset Value Statement and as a result the Purchase Price has been reduced, and irrespective of whether the Purchaser knew or ought to have known about such Taxes, the Seller shall be liable for and pay, indemnify and hold harmless the Purchaser and its direct and indirect subsidiaries (including from Completion, the Companies, the Subsidiaries and Participations) from and against: (i) any and all Taxes with respect to Pre-Completion Tax Periods of the Companies, the Subsidiaries and Participations; (ii) any and all Taxes properly allocable to the Seller under Clause 5.3 of this Schedule XI with respect to any and all Straddle Periods of any of the Companies, the Subsidiaries and Participations; (iii) any Tax relating to a Pre-Completion Tax Period, or properly allocable to the Seller under Clause 5.3 of this Schedule XI with respect to a Straddle Period, that is imposed on or in respect of any of the Assets; (iv) any Tax of the Purchaser, the Companies or any of the Subsidiaries or Participations or imposed on or in respect of any of the Assets which results from any act or transaction undertaken by the Seller, the Companies the Subsidiaries or Participations pursuant to this Agreement at or prior to Completion; (v) any Taxes for which the Seller is responsible pursuant to Clauses 5.4 and 5.7 of this Schedule XI; (vi) any amounts to be paid by the Seller under Section 5.6 of this Schedule XI; (vii) any Taxes of a person other than the Companies, the Subsidiaries or Participations for which a Company, Subsidiary or Participation is or becomes liable (including pursuant to Treasury Regulation section 1.1502-6) as a result of any action, event, transaction, agreement or relationship occurring or existing at any time prior to the Completion; and (viii) liabilities, costs, expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax described in (i), (ii), (iii), (iv), (v), (vi) or (vii); provided, however, that in each case, the Seller shall not be required to indemnify the Purchaser for any value added tax or similar Tax for which the Purchaser is entitled to claim a credit or refund.

5.2.	Except only to the extent that such Taxes are set forth as assets on the Final Net Asset Value Statement and as a result the Purchase Price has been increased, the Purchaser shall be liable for and pay, indemnify and hold harmless the Seller from and against: (i) any and all Taxes with respect to any and all Post-Completion Tax Periods of the Companies, the Subsidiaries and the Participations; (ii) any and all Taxes properly allocable to the Purchaser under Clause 5.3 with respect to any and all Straddle Periods of the Companies, the Subsidiaries and Participations; (iii) any Tax relating to a Post-Completion Tax Period, or properly allocable to the Purchaser under Clause 5.3 of this Schedule XI with respect to a Straddle Period, that is imposed on or in respect of any of the Assets; (iv) any Taxes for which the Purchaser is responsible pursuant to Clauses 5.4, 5.5 and 5.8 of this Schedule XI; (v) any amounts to be paid by the Purchaser with respect to Section 5.6 of this Schedule XI; (vi) any Taxes incurred by the Seller as a result of the Purchaser’s failure to comply with Clauses 1.3 and 1.4 of this Schedule XI; and (vii) liabilities, costs, expenses (including, without limitation, reasonable expenses of investigations and attorneys’ fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax described in (i), (ii), (iii), (iv), (v) or (vi).

5.3.	Any Income Tax items with respect to a Pre-Completion Period shall be allocated on the basis of a “closing of the books.” For purposes of this Agreement, in the case of any Taxes that are imposed with respect to a Straddle Period, Income Taxes and gross receipts Taxes allocable to the Pre-Completion Tax Period shall be computed as if such taxable period ended on and included the Completion Date and was therefore subject to the first sentence hereof; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Completion Date and the period beginning after the Completion Date in proportion to the number of days in each. In the case of any Taxes other than Income Taxes or gross receipts Taxes, the portion of such Taxes allocable to the Pre-Completion Tax Period shall be deemed to be the amount of such Taxes for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Completion Date and the denominators of which is the number of days in the entire Tax period. Each Company and each Subsidiary that is classified as a partnership or “flow through” entity for Tax purposes shall be treated for purposes of this Agreement as if its taxable year ended as of the close of business on the Completion Date and Taxes attributable to the income and gain of each such entity through the close of business on the Completion Date shall be considered to be attributable to the Pre-Completion Tax Period.

5.4.	Notwithstanding any other provision of the Agreement or this Schedule XI, any and all transfer, documentary, stamp, registration, sales and use Taxes, including without limitation real property conveyance Taxes and value added Taxes incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) shall be borne equally by the Seller and the Purchaser, and each of the Seller and the Purchaser shall file, to the extent required by applicable Law, all necessary Tax Returns and other documentation with respect to all such transfer or sales and use Taxes, and, if required by applicable Law, the other party will join in the execution of any such Tax Returns or other documentation. Notwithstanding the foregoing, any Recoverable Transfer Taxes shall be paid entirely by, shall be the responsibility of and shall be for the account of the Purchaser. Any and all penalties, interest and additions to tax with respect to Recoverable Transfer Taxes shall be borne entirely by the Purchaser. If the Seller or any Excluded Subsidiary is required by Law or by administration thereof to collect any applicable Recoverable Transfer Taxes from the Purchaser, the Purchaser shall pay such Recoverable Transfer Taxes to the Seller or any Excluded Subsidiary concurrent with the payment of any consideration payable pursuant to this Agreement and the Seller shall promptly provide an appropriate invoice or other document in respect of such Recoverable Transfer Taxes to the Purchaser, unless the Purchaser qualifies for an exemption from any such applicable Recoverable Transfer Taxes, in which case the Purchaser shall, in lieu of payment of such applicable Recoverable Transfer Taxes to the Seller or any Excluded Subsidiary, deliver to the Seller or any Excluded Subsidiary such certificates, elections, or other documentation required by Law or the administration thereof to substantiate and effect the exemption claimed by the Purchaser.

5.5.	The Purchaser shall be liable for and pay, indemnify and hold harmless the Seller from and against any and all Taxes arising as a result of a failure or cessation to comply with the terms and the conditions of the Dutch Tax Ruling.

5.6.	(a) If any adjustment arises with respect to any Taxes of any of the Companies, the Subsidiaries, the Participations or the Assets relating to a Pre-Completion Tax Period which makes allowable to any member of the Purchaser’s Group any Tax benefit which would not, but for such adjustment, be allowable, then the Purchaser shall pay the Seller the amount of such Tax benefit (as determined in the next sentence). The amount of such Tax benefit shall be initially determined by the Seller in its reasonable good faith discretion (applying the Tax rate in effect as determined by the Purchaser in its reasonable good faith discretion and taking into account likely timing of the actual use of any Tax attribute) and provided to the Purchaser together with sufficient detail and supporting information to allow the Purchaser to reasonably evaluate the basis for the computation. The Purchaser shall have 15 days to object to the computation of the amount of the Tax benefit. If the Purchaser objects, the Seller and the Purchaser shall work in good faith for such time as may reasonably be necessary to resolve any such differences.

(b) If any adjustment arises with respect to any Taxes of any of the Companies, the Subsidiaries, the Participations or the Assets relating to a Pre-Completion Tax Period which reduces the Tax liability of the Seller’s Group for any Pre-Completion Tax Period and increases the future Tax liability of the Purchaser’s Group with respect to a Post-Completion Tax Period, which liability would not, but for such adjustment, be increased, the Seller shall pay the Purchaser the amount of such future Tax liability (as determined in the next sentences). The amount of such Tax liability shall be initially determined by the Purchaser in its reasonable good faith discretion (applying the Tax rate in effect as determined by the Seller in its reasonable good faith discretion and taking into account likely timing of the actual payment of such future Tax liability to the relevant Tax Authority) and provided to the Seller together with sufficient detail and supporting information to allow the Seller to reasonably evaluate the basis for the computation. The Seller shall have 15 days to object to the computation of the amount of the Tax liability. If the Seller objects, the Seller and the Purchaser shall work in good faith for such time as may reasonably be necessary to resolve any such differences.

(c) If the Purchaser and the Seller have not resolved their differences with respect to the computation of the amount of any Tax benefit (under Section 5.6(a) of this Schedule XI) or future Tax liability (under Section 5.6(b) of this Schedule XI), as applicable, the determination shall be made by the Independent Auditor and such determination shall be final and binding on the Parties. Each Party will pay one-half of the fees and expenses of the Independent Auditor in connection with any such determination.

(d) Any payments made pursuant to Section 5.6 of Schedule XI shall be paid (a) in the currency of the jurisdiction of the Tax Authority in respect of which the Tax relating to such Tax benefit or Tax liability is paid and (b) within 20 days after written notice with respect to such Tax benefit or Tax liability is delivered by the relevant Party (or, if Section 5.6(c) of this Schedule XI applies, within 5 days after the Parties have been notified of the determination by the Independent Auditor.

5.7.	The Seller indemnifies and holds harmless the Purchaser and each of the Companies, the Subsidiaries and the Participations for any and all liabilities and costs (including – but not limited to – fines, interest, legal and accounting fees and disbursements) relating to Tax that as a consequence of the application of article 24 of the Dutch Tax Collection Act (Invorderingswet 1990) are for the account of any of the Companies, the Subsidiaries or the Participations and that without the application of article 24 of the Dutch Tax Collection Act (Invorderingswet 1990) would have been for the account of the Seller or any other company (other than any of the Companies, the Subsidiaries or the Participations) that is, or has been at any time before the Completion Date, affiliated to the Seller.

5.8.	The Purchaser indemnifies and holds harmless the Seller for any and all liabilities and costs (including – but not limited to – fines, interest, legal and accounting fees and disbursements) relating to Tax that as a consequence of the application of article 24 of the Dutch Tax Collection Act (Invorderingswet 1990) are for the account of the Seller or any other company (other than any of the Companies, the Subsidiaries or the Participations) that is, or has been at any time before the Completion Date, affiliated to the Seller and that without the application of article 24 of the Dutch Tax Collection Act (Invorderingswet 1990) would have been for the account of any of the Companies, the Subsidiaries or the Participations.

5.9.	The Seller shall be entitled to, and, if received by the Purchaser or any of its subsidiaries, the Companies, the Subsidiaries or the Participations, the Purchaser shall pay the Seller within fifteen (15) days of receipt of, any credits and refunds (including interest received thereon) in respect of any Taxes of any of the Companies, the Subsidiaries, the Participations or the Assets with respect to any Pre-Completion Tax Period or for which the Seller is liable with respect to any Straddle Period pursuant to Clause 5.1 of this Schedule XI net of any Taxes imposed in respect of such credits or refunds (including interest received thereon). The Purchaser shall, if the Seller so requests and at the Seller’s expense for reasonable out-of-pocket costs and expenses, cooperate with the Seller to file for and obtain any Tax refund that relates to such Taxes.

6.	Miscellaneous Tax Matters

6.1.	Notwithstanding anything in the Agreement to the contrary, any liability with respect to Taxes shall be governed by this Schedule XI, except that Clauses 12.5 (Acts or Omissions of the Purchaser), 12.6 (Mitigation), 12.7 (Prior Receipt), 12.10 (Tax Benefits), 12.11 (No cumulation), 12.12 (Changes in Law and Practice), 13.1 (Notification of a Claim), 13.2 (Time Limit) and 13.3 (Provision of Information) of the Agreement shall apply to Taxes by substituting the term “Tax Claim” for the term “Claim” in each case it appears in such Clauses of the Agreement.

6.2.	Notwithstanding anything in the Agreement to the contrary, the Tax Warranties shall not survive completion and the indemnities contained in Schedule XI shall be the sole remedy with respect to Taxes.

6.3.	For the avoidance of doubt, any liability for a claim under this Schedule XI shall only expire if notice of such claim has not been given before the end of three (3) months after expiry of the relevant statute of limitations period in the relevant jurisdictions (as such period(s) may have been extended by any agreement or other form of consent made or given at any time by the Seller or by any of the Companies, the Subsidiaries or the Participations, at any time before Completion).

7.	Warranties

7.1.	The Seller represents and warrants to the Purchaser that, subject to the qualifications of Clause 11.2 of the Agreement and except as disclosed in Appendix A to Schedule XI, each of the warranties set out in this Clause 7 of Schedule XI is true and accurate and not misleading as at the date of this Agreement (but without prejudice to the obligation to deliver a bring-down certificate as required under Clause 4.3.5):

7.1.1.	N.V. Deli Universal has belonged to a Fiscal Unity with Deli Universal, Inc. (through the Dutch Branch);

7.1.2.	The Seller and the guarantor have filed all relevant Tax returns for each affiliated, consolidated, combined, unitary or similar group of which a Company or Subsidiary is or has been a member and has paid all Taxes due in respect of such group. The warranties made in this clause 7 as to the Companies and the Subsidiaries apply equally to each such group (including for the avoidance of doubt the Dutch Fiscal Unity);

7.1.3.	Each of the Companies and the Subsidiaries has timely filed all material Tax returns (taking into account extensions duly granted) and all information and documents that must legally be supplied to the relevant Tax Authorities in respect of Tax has been accurate and complete and filed and supplied on a proper basis;

7.1.4.	There are no liens for Taxes on any of the Assets, other than statutory liens for current Taxes not yet delinquent or that are being contested in good faith and for which adequate reserves are reflected on the Initial Net Asset Value Statement;

7.1.5.	Since 31 March 2006 none of the Companies or the Subsidiaries has incurred or will incur any material liability for Tax other than Tax that arises in the ordinary course of business;

7.1.6.	No material exemptions from Tax have been granted to or claimed by any of the Companies or the Subsidiaries in respect of mergers, demergers, internal reorganisations, or similar transactions;

7.1.7.	To the knowledge of the Seller, each of the Companies and the Subsidiaries is resident for the purposes of Tax only in the jurisdiction in which it is incorporated and does not have a permanent establishment or permanent representative or other taxable presence in any other jurisdiction;

7.1.8.	No event, transaction, act or omission has occurred which could result in any of the Companies, the Subsidiaries or the Participations becoming liable for Tax which is primarily or directly chargeable against or attributable to another person or entity (other than the Companies, Subsidiaries or Participations), either as a result of a Company, Subsidiary or Participation having been a member of an affiliated, consolidated, combined, unitary or similar group for Tax purposes, other than one of which the Seller or Guarantor is the common parent, or otherwise;

7.1.9.	No Company or Subsidiary is obligated to make any payments nor is a party to any agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby would (either alone or in conjunction with any other event) obligate it to make any payments that would not be deductible under Section 280G of the Code;

7.1.10.	No Company or Subsidiary has participated in a transaction that would subject it to penalties under Section 6662 of the Code or that is described in Treasury Regulations Section 1.6011-4;

7.1.11.	No election has been made under Treasury Regulation Section 301.7701-3 or any similar provision with respect to any Company, any Subsidiary or any other entity in which such Company or Subsidiary owns an equity interest. No Company or Subsidiary is disregarded as an entity for Tax purposes; and

7.1.12.	The Seller is a not a foreign person for purposes of Section 1445 of the Code.

SCHEDULE XIX (ANNOUNCEMENT)

The parties have agreed that the transaction will be announced by a Universal Corporation press release to be issued following the signing of this Agreement, such release to be substantially in the form previously provided by Universal Corporation to Purchaser.

XIX-1